UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated May 16, 2018

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

Vodafone announces results for the year ended 31 March 2018

15 May 2018

Highlights

•            Group operating profit up 15.4% to €4.3 billion; profit for the year of €2.8 billion; total revenue down 2.2% to €46.6 billion, primarily due to the deconsolidation of Vodafone Netherlands and FX movements

•            Substantial strategic progress: NGN partnerships in Italy/UK, Liberty Global transaction in Germany/CEE

•            Organic service revenue up 1.6%** and Q4 up 1.4%**, with good momentum in data, fixed/convergence and Enterprise

•            Strong growth in organic adjusted EBITDA, up 11.8%* to €14.7 billion and exceeding guidance for ‘around 10%’ organic growth; growth was 7.9%* excluding roaming, settlements and UK handset financing

•            Free cash flow pre-spectrum improved by 34% to €5.4 billion, delivering guidance

•            Vodafone India service revenue down 18.7%*, EBITDA down 34.5%*; merger with Idea Cellular expected to close in June

•            Final dividend per share of 10.23 eurocents, up 2.0%, giving total dividends per share for the year of 15.07 eurocents

•            2019 financial guidance: organic adjusted EBITDA growth (excluding settlements and UK handset financing) of 1 - 5%; FCF pre-spectrum of at least €5.2 billion (including €0.2 billion of cash investment in the Gigabit Plan)

						Growth
		2018		2017		Reported	Organic*
	Page	€m		€m		%	%
Group revenue	27	46,571		47,631		(2.2)
Operating profit	27	4,299		3,725		+15.4
Profit/(loss) for the financial year[1]	27	2,788		(6,079)		NM
Basic earnings/(loss) per share[1]	27	8.78	c	(22.51	)c	NM
Total dividends per share	31	15.07	c	14.77	c	+2.0
Net debt	20	(31,469)		(31,169)		+1.0

Alternative performance measures[2]
Group service revenue	7	41,066		42,987		(4.5)	+1.6	**
Adjusted EBITDA	7	14,737		14,149		+4.2	+11.8
Adjusted EBIT	7	4,827		3,970		+21.6	+47.2
Adjusted earnings per share	18	11.59	c	8.04	c	+44.2
Free cash flow pre-spectrum	19	5,417		4,056		+33.6
Free cash flow[3]	19	4,044		3,316		+22.0

Vittorio Colao, Group Chief Executive, commented:

“This was a year of significant operational and strategic achievement and strong financial performance. Our sustained investment in network quality supported robust commercial momentum: we added a record number of fixed NGN and converged customers in Q4, mobile data usage continues to grow strongly and we grew both revenues and margins in Enterprise, despite roaming headwinds, and continued to reduce operating costs. As a result, underlying EBITDA grew 7.9%.

We have made good progress in securing approvals for the merger with Idea Cellular in India — which is expected to close imminently — and appointed the new management team, who will focus immediately on capturing the sizeable cost synergies. In addition, we agreed the merger of Indus Towers and Bharti Infratel, allowing Vodafone to own a significant co-controlling stake in India’s largest listed tower company. And we announced last week the acquisition of Liberty Global’s cable assets in Germany and Central and Eastern Europe, transforming the Group into Europe’s leading next generation network owner and a truly converged challenger to dominant incumbents.

We expect to sustain our profit growth in the year ahead, despite the arrival of a new entrant in Italy and competitive pressure in Spain, supported by the third year in a row of lower net operating costs. Our primary focus continues to be to accelerate the ‘Digital Vodafone’ programme, which we believe is a unique opportunity to enhance our customers’ experience, generate incremental value and improve cost efficiency.”

CHIEF EXECUTIVE’S STATEMENT

Financial review of the year

On 20 March 2017 we announced an agreement to merge Vodafone India with Idea Cellular (‘Idea’) in India. As a result, Vodafone India is excluded from Group figures, unless stated otherwise.

Financial results: Statutory performance measures

Group revenue for the year declined 2.2% to €46.6 billion, primarily due to the deconsolidation of Vodafone Netherlands following the creation of our joint venture ‘VodafoneZiggo’, and foreign exchange movements. Operating profit rose to €4.3 billion compared to €3.7 billion in the prior year, reflecting operational leverage and the benefit of cost efficiency initiatives. Profit for the year was €2.8 billion, including a €2.2 billion net of tax reduction in the carrying value of the Group’s operations in India and a €1.9 billion increase in our deferred tax assets in Luxembourg.

Financial results: Alternative performance measures

Group organic service revenue grew 1.6%** (Q3: 1.1%*, Q4: 1.4%**). Growth was driven by broadband market share gains, strong data demand with good data monetisation in emerging markets, and the benefit of ‘more-for-more’ propositions across several European mobile markets. These factors offset a drag from EU ‘Roam Like At Home’ regulation and MTR changes, UK handset financing and lower wholesale revenues.

Group adjusted EBITDA was up 4.2% at €14.7 billion despite the deconsolidation of Vodafone Netherlands and adverse foreign exchange movements. Organic adjusted EBITDA grew 11.8%*, a significantly faster pace than service revenue. Excluding the negative impact of net roaming declines in Europe, the benefits of settlements in the UK and Germany and the introduction of handset financing in the UK, organic adjusted EBITDA grew by 7.9%*, with broad based EBITDA improvement in 20 out of our 25 markets. This growth reflected higher revenues and a second successive year of lower absolute operating costs on an organic basis as a result of the ‘Fit for Growth’ programme. Consequently, the Group’s adjusted EBITDA margin improved by 1.9 percentage points to 31.6%, or by 1.3* percentage points on an organic basis excluding roaming, settlements and UK handset financing.

Adjusted EBIT increased by 21.6% to €4.8 billion, with organic adjusted EBIT increasing by 47.2%*, driven by strong adjusted EBITDA growth and lower depreciation and amortisation expenses.

The Group’s adjusted effective tax rate for the year was 20.6% compared to 25.4% last year. This lower rate is primarily due to a change in the country mix of the Group’s profits and the closure of tax audits in Germany and Romania.

Adjusted earnings per share from continued operations increased 44.2% to 11.59 eurocents, reflecting higher adjusted operating profit and lower net financing costs that more than offset the increase in income tax expense.

Losses continued in India as service revenue declined 18.7%* (Q3: -23.1%*, Q4: -21.2%*) as a result of intense price competition from the new entrant, aggressive competitor responses and a significant reduction in MTRs. Adjusted EBITDA declined 34.5%*, with a 5.2 percentage point deterioration in adjusted EBITDA margin to 22.1%. The impact of lower revenues was partially offset by significant actions to lower our operating cost base, as well as the benefit of a provision release in the fourth quarter following positive legal judgements.

Liquidity and capital resources

Free cash flow pre-spectrum was €5.4 billion, compared to €4.1 billion in the prior year. The improvement was driven by higher organic adjusted EBITDA, lower capital additions (which decreased 4.6% to €7.3 billion, representing 15.7% of revenues) and lower capital creditor outflows following the final payments for Project Spring in the prior year.

Free cash flow post spectrum and restructuring payments was €4.0 billion, compared to €3.3 billion in the prior year. Spectrum payments rose to €1.1 billion, mainly driven by 2G licence renewal fees in Italy and the initial deposits for the UK 3.4GHz spectrum auction. Cash restructuring costs of €0.3 billion were similar to the prior year.

Net debt at 31 March 2018 was broadly similar at €31.5 billion compared to €31.2 billion as at 31 March 2017, primarily reflecting free cash flow generation in the period of €4.0 billion and the €1.0 billion net proceeds from the sale of 90 million shares in Vodacom, which were offset by dividend payments of €3.9 billion and the share buyback related to the mandatory convertible bonds of €1.6 billion.

Net debt in India was €7.7 billion at the end of the period, down from €8.7 billion at the end of the prior financial year due to the positive translation impact of closing foreign exchange rates on the debt balance of €1.2 billion and proceeds from the sale of Vodafone India’s standalone towers to American Tower Corporation of €0.4 billion, partially offset by negative cash flow of €0.2 billion and accrued interest expense of €0.3 billion. Following the completion of Idea’s equity raising in February 2018, under the terms of the merger agreement with Idea the Group intends to inject up to €1 billion of incremental equity into India, net of the proceeds of the sale of a stake in the joint venture to the Aditya Birla Group, prior to completion.

The Board is recommending a final dividend per share of 10.23 eurocents, up 2.0% year-on-year, consistent with the Board’s intention to grow the dividend per share annually.

Strategic review of the year

Vodafone’s progress as a converged communications leader in Europe, a data leader in emerging markets and an international leader in Enterprise accelerated during the past year. We announced significant organic fixed investments and strategic partnerships in Germany, Italy, the UK and Portugal, and in May 2018 we announced the acquisition of Liberty Global’s cable operations in Germany and Central & Eastern Europe. We also launched our new ‘V by Vodafone’ consumer Internet of Things (‘IoT’) solutions, and we repositioned the Vodafone brand with a new visual identity and strapline: ‘The future is exciting. Ready?’ This positioning underlines our belief that new technologies and digital services will play a positive role in transforming society and enhancing individual quality of life over the years ahead.

We continued to invest in network quality post Project Spring and in our Customer eXperience eXcellence (CXX) programme. Across all of our markets, over the past three years our NPS scores have improved on average by 8 points compared to our nearest competitor, and we now have a leadership or co-leadership position in 17 out of 20 markets for consumer, and in 19 out of 20 markets for Enterprise. During the year our consumer NPS in the UK improved by 12 points to a record level, reflecting our investments in customer service and network quality.

Our ‘growth engines’ of mobile data, fixed/convergence and Enterprise contributed to profitable total communications revenue market share gains in a majority of our European markets during the period. As a result, our organic service revenues continued to grow despite increased headwinds from regulation and handset financing in the UK.

This strategic and financial progress creates a strong platform for the next phase of the Group’s strategic development as we pursue the multiple opportunities arising from the digitalisation of our industry. During the year we launched the ‘Digital Vodafone’ programme, a transformation of our business model which aims to deliver the most engaging digital experience to our customers. Using advanced digital technologies, our ambition is to generate incremental revenues while reducing net operating costs, building on the success of our ‘Fit for Growth’ programme which has delivered a net reduction in our operating costs on an organic basis for the second year in a row.

Mobile data

Data traffic grew 61% during the year (and in Q4) in Europe, supported by a rapid increase in bundle sizes, and 63% in AMAP, where penetration of data services continues to grow rapidly. In India, data traffic quadrupled following a sharp decline in data prices. Smartphone usage continued to grow rapidly to 2.9 GB per month (Europe 2.6 GB, AMAP 2.2 GB, India 3.5 GB).

Despite this strong growth, our sustained investments in network quality ensured that during Q4, 92% of data sessions in Europe and 88% of data sessions in AMAP were delivered at speeds of at least 3mbps; and only 3% of 4G sites in Europe were congested during peak hours. This performance is reflected in our Network NPS scores, which demonstrate that we enjoy a leading or co-leading position in 14 out of 20 markets, including in India.

In the majority of our markets across Europe we monetised this growth in data usage through ‘more-for-more’ propositions as well as personalised offers utilising advanced data analytics. However, contract ARPU remained under pressure as a result of a mix-shift towards SIM-only and multi-SIM family contracts, which now represent over one-third of our contract customer gross additions in Germany and the UK, up around five percentage points year-on-year. The introduction of EU Roam Like At Home regulation in June also weighed on contract ARPU. In AMAP data revenues are growing strongly, supported by the relative scarcity of fixed Internet access and low data penetration.

Vodafone Passes, which provide customers with ‘worry-free’ access to social, media and video applications without using their data allowance, are now available in 13 markets with 13.0 million unique users enjoying over 19 million passes by the end of Q4. Passes are sold on a standalone basis and are also integrated into the monthly bundle as part of our ‘more-for-more’ propositions.

In November, we launched our new ‘V by Vodafone’ consumer IoT business. Our new dedicated IoT ‘V-Sim by Vodafone’ enables consumers to connect both Vodafone branded and third party electronics products to Vodafone’s leading international IoT network, paying a fixed monthly subscription for each ‘V-Sim’. These products can be easily managed using the ‘V by Vodafone’ smartphone app, which provides customers with a single overview of all IoT-enabled products registered to their account.

Fixed & Convergence

During the next five years around 50 million additional households are expected to adopt NGN broadband within Vodafone’s European footprint. We view this shift to NGN as a window of opportunity to capture substantial profitable market share. Gaining scale in fixed allows us to drive convergence across our combined fixed and mobile customer base, lowering churn.

We have a flexible and capital efficient strategy which combines build/co-build, strategic partnering, wholesale and acquisition options. This approach allows us to continually improve our fixed access position, as highlighted by several strategically important fixed line agreements announced during the year:

1.       In September we announced our ‘Gigabit Investment Plan’ for Germany. We intend to invest approximately €2 billion of incremental capital expenditure on ultrafast broadband services by the end of calendar 2021. We expect this success-based plan to drive incremental growth and attractive returns, with limited impact on near-term cash generation thanks to our partnering approach. We aim to deploy fibre to around 2,000 business parks across Germany, working with partners and independently; partner with local municipalities to reach around 1 million rural consumer homes with FTTH; and upgrade our existing cable infrastructure to deliver 1Gbps speeds to 12.7 million households.

2.       In October we announced a reciprocal FTTH network sharing agreement in Portugal with NOS, providing us with access to an additional 1.3 million homes and businesses on attractive commercial terms. This takes our total coverage to 4.0 million, representing 80% of households in the country.

3.       In November we announced a long-term strategic partnership with CityFibre in the UK. This framework agreement will provide us with the ability to market FTTH services to up to 5.0 million UK households by 2025 at attractive commercial terms. We have identified the first 1 million households to be built, and have committed to an initial exclusivity period in exchange for a ten-year 20% minimum volume commitment on these households. The first cities to be built within this partnership are Milton Keynes, Aberdeen and Peterborough.

4.       In April 2018 we announced the extension of our strategic partnership with Open Fiber in Italy to cover a further 258 cities, bringing the total to 271 cities covering 9.5 million households (around 60% of the population) with FTTH services by 2022.

5.       In May 2018 we announced the acquisition of Liberty Global’s cable assets in Germany, Czech Republic, Hungary and Romania for a total enterprise value of €18.4 billion. The transaction creates a converged national challenger to the dominant incumbent in Germany and transforms our predominately mobile-only operations in Central & Eastern Europe. In total we will acquire gigabit-capable networks passing 17.4 million marketable homes, including 11.0 million in Germany, 1.5 million in the Czech Republic, 1.8 million in Hungary and 3.1 million in Romania. These assets have attractive standalone growth potential given significant scope to increase broadband penetration. In-market consolidation across the four countries is expected to create synergies with an NPV of over €7.5 billion, with run-rate cost and capex savings of €535 million by the fifth year post completion (excluding integration costs). We intend to finance the acquisition using debt and around €3 billion of mandatory convertible bonds, increasing the Group’s financial leverage on a pro forma basis to 3.0x at end FY2017/18. The transaction is subject to regulatory approval, with completion anticipated around the middle of calendar 2019.

On a pro-forma basis for the acquisition of Liberty Global’s cable assets, at year-end we had Europe’s largest NGN footprint covering 114 million households, with 54 million households ‘on-net’ (including VodafoneZiggo).

During the year we maintained our good commercial momentum, and we were once again Europe’s fastest growing broadband provider, adding 1.1 million new broadband customers. Our NGN customer base grew by 1.8 million, with a record 514,000 customers added in Q4. This supported European fixed service revenue growth of 4.7%** in the year.

In total, across the Group we now have 16.1 million broadband customers, of which 9.9 million take a high speed service over fibre and cable, and 9.9 million TV customers. Our momentum in convergence also continued, with 754,000 customers added in the year and a record 267,000 added in Q4, reaching a total base of 4.5 million. Including VodafoneZiggo, we now have 19.4 million broadband customers, 13.8 million TV customers and 5.5 million converged customers. Fixed now contributes 25% of Group service revenues (29% in Europe), up from 22% three years ago.

Enterprise

Services to business comprise 29% of our Group service revenue, and 31% in Europe. Our relationships with business customers are expanding from traditional mobile voice and data services to embrace total communications, IoT, Cloud & Hosting and IP-VPN provision. These new areas offer both market growth and market share opportunities for us.

Our Enterprise business continued to outperform peers with service revenue growth of 0.9%* (Q3: 0.4%*, Q4: 1.5%*), supported by our unique global network and product set, the contribution from emerging market growth and our low exposure to legacy fixed line. These factors allowed us to offset continued pricing pressure in European mobile and roaming declines during the year. Excluding the impact of regulation, we grew 2.1%* (Q3: 1.6%*, Q4: 2.1%*). In Europe, service revenue was up 0.1%*, while AMAP grew 5.3%*. Growth in IoT continued (14.1%*), primarily driven by the increase in SIM connections (+31.2% year-on year). In total we now have 68 million active SIMs on our world-leading IoT platform, including 14.4 million vehicles, reflecting our status as a Tier 1 supplier to eight out of the top ten car manufacturers globally.

‘Digital Vodafone’

The ‘Digital Vodafone’ programme has been developed in order to transform our business model, developing and strengthening our existing Customer eXperience eXcellence (CXX) initiative and enabling us to build upon our ‘Fit4Growth’ achievements. We aim to deliver the most engaging digital experience in the industry for our customers, blending the digital and physical assets of Vodafone to provide personal, instant and easy interactions. By using advanced data analytics to improve all commercial and technology investment decisions, while at the same time automating our operations, we also plan to generate incremental revenues and to continue to reduce net operating costs on an organic basis.

The programme builds on the introduction of a Digital eXperience Layer (DXL) for quicker and cheaper IT development, on the experience of our Data Analytics Units — now rolled out across the Group — and on the high penetration of the ‘My Vodafone’ App (now at 65% in Europe). We have already established dedicated ‘Digital Accelerator’ teams in ten of our largest markets, and will expand the programme to all markets with around 2,000 dedicated FTEs by the end of FY2019.

The cross-functional ‘Digital Accelerator’ teams are utilising the ‘agile’ approach to evolve services and innovate rapidly with quick release cycles. Their objective is to transform our operations in three main areas:

1. Digital customer management

We intend to increase the use of data analytics to provide predictive, proactive and personalised offers to our customers, optimising the efficiency of our marketing spend, enhancing ARPU, lowering churn and improving our direct channel mix. In Q4 around 35% of our campaigns utilised ‘big data’ insights, we aim to increase this to 100% by FY2021.

Our ambition is that the MyVodafone app and our digital marketing channels over time become our main customer acquisition and management platform, representing over 40% of our sales mix compared to an average of 11% in Q4.

We intend to be able to meet any customer request through automated, digital support — for example, by using chatbots and digital agents that utilise rapidly developing artificial intelligence technologies, developed and shared on a Group-wide basis. Currently, we are using chatbots in 5 markets, resolving around 1% of customer contacts; we aim to increase this to 60% of customer contacts by FY2021.

2. Digital technology management

We are rapidly installing new ‘middleware’ on top of our legacy IT systems. This ‘Digital eXperience Layer’ accelerates the deployment of new digital capabilities, de-coupling them from the longer and financially costly upgrade cycles for our legacy billing and other systems. We aim to deploy this DXL layer in all major markets by the end of this financial year.

In addition, real-time data analytics will enable even smarter network planning and deployment, as well as more precise ROI-based investment decisions, taking into account the profitability of each radio site based on customers’ actual and predicted profitability. Together with the ongoing effort to migrate 65% of our IT applications to the cloud, we aim to achieve significant capex and opex efficiencies, allowing us to re-invest in a differentiated network experience.

3. Digital operations

We see substantial scope for digitalisation to accelerate the simplification and automation of standard processes, in both operational and support areas. These include IT and network operations, customer management back office functions and all other administrative activities. We have already established an automation unit in our shared service centres, in which around 200 ‘bots’ were active in Q4.

‘Fit for Growth’

Fit for Growth is our comprehensive cost efficiency programme designed to drive operating leverage and margin expansion, enabling us to invest in enhancing customer experience. We have continued to make good progress in the year, delivering an absolute reduction in our operating cost base on an organic basis for the second year in succession. Areas of significant cost savings include procurement, shared service centres, improved sales channel efficiency, standardised network design as well as zero based budgeting initiatives. Fit4Growth has greatly contributed to improving our cost structure. Across the Group, 20 out of 25 markets grew adjusted EBITDA faster than service revenue in the year, driving a 1.9 percentage point improvement in the Group’s adjusted EBITDA margin to 31.6%.

Notes:

*               All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. “Change at constant exchange rates” presents performance on a comparable basis in terms of foreign exchange rates only. Organic growth and change at constant exchange rates are alternative performance measures. See “Alternative performance measures” on page 34 for further details and reconciliations to the respective closest equivalent GAAP measures.

**          Also excludes the impact of the legal settlement in Germany in Q4.

1.         Year ended 31 March 2018 includes a non-cash re-measurement charge of €3.2 billion (€2.2 billion net of tax) recorded in respect of Vodafone India’s fair value less costs of disposal. Year ended 31 March 2017 includes a gross impairment charge of €4.5 billion (€3.7 billion net of tax) recorded in respect of the Group’s investment in India.

2.         Alternative performance measures are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measures. See “Alternative performance measures” on page 34 for reconciliations to the closest respective equivalent GAAP measure and “Definition of terms” on page 44 for further details.

3.         Free cash flow has been redefined and restated for all years to include restructuring and licence and spectrum payments to ensure greater comparability with similarly titled measures and disclosures by other companies.

GUIDANCE

Please see page 34 for “Alternative performance measures”, page 44 for “Definition of terms” and page 46 for “Forward-looking statements”.

Performance against 2018 financial year guidance1

Based on guidance exchange rates, organic EBITDA grew by 11.8% to €15.0 billion, above the Group’s revised guidance range for ‘around 10%’ organic growth (implying €14.75 - €14.95 billion) set in November 2017. On the same basis our FCF pre-spectrum was €5.6 billion, delivering our guidance ‘to exceed €5 billion’.

Prospects for the 2019 financial year1

Our key strategic priority for the year ahead is to accelerate the transformation of our business model through the ‘Digital Vodafone’ programme, enabling us to provide an excellent digital experience for our customers and unlock significant long-term efficiencies for the Group.

We will continue to focus on our strategic ‘growth engines’: winning profitable NGN market share and driving convergence in Europe, monetising strong data growth in emerging markets and outperforming our peers as an international leader in Enterprise. Our sustained momentum in these areas will help to mitigate the expected impact of a new entrant in Italy and increased competitive intensity in Spain.

In addition, we expect for the third year in a row to reduce absolute operating costs on an organic basis, supported by our ongoing Fit for Growth initiatives.

Overall, we expect to grow our adjusted organic EBITDA by 1 - 5%, excluding the impact of UK handset financing in both years, and the significant benefit in the prior year from regulatory settlements in the UK and a legal settlement in Germany. Based on guidance FX rates, and under IAS18 accounting standards, this implies an adjusted EBITDA range of €14.15-14.65 billion for the year.

During the 2019 financial year the Group will adopt the IFRS15 accounting standard, which will be jointly reported alongside our results in FY2019 on an IAS18 basis. Under IFRS15, we expect our organic service revenue growth will be slightly higher and our absolute adjusted EBITDA will be slightly lower, primarily due to the elimination of the impact of UK handset financing under IAS18, with no impact on free cash flow.

We continue to expect our capital additions, expressed as a percentage of our revenues, to remain in the ‘mid-teens’, excluding capital additions related to the Gigabit Investment Plan in Germany. The Plan is expected to ramp up during the year, with total incremental capital additions estimated to be c.€2 billion over a four year period, and an annual drag on FCF in the initial years of the Plan of around €100-200 million.

We aim to generate FCF pre-spectrum of at least €5.2 billion, after all capex, before M&A and restructuring costs, and based on guidance FX rates. This includes drags of approximately €0.2 billion from the Gigabit Investment Plan in Germany and c.€0.2 bn from the combination of lower shareholder recharges in India and the sale of Qatar.

	Adjusted EBITDA €bn	Free cash flow (pre-spectrum) €bn

2019 financial year guidance (excluding Vodafone India)	‘Organic growth of 1 - 5% excluding settlements and UK handset financing’	‘At least €5.2 billion’

Dividend policy

The Board intends to grow dividends per share annually. Dividends will be declared in euros and paid in euros, pounds sterling and US dollars. The foreign exchange rate at which future dividends declared in euros will be converted into pounds sterling and US dollars will be calculated based on the average exchange rate over the five business days during the week prior to the payment of the dividend.

Assumptions

We have based guidance for the financial year ending 31 March 2019 on our current assessment of the global macroeconomic outlook and assume foreign exchange rates of €1:£0.87, €1:ZAR 15.1, €1:TRY 5.1 and €1:EGP 22.1. Guidance excludes the impact of licence and spectrum payments, material one-off tax-related payments, restructuring payments, changes in shareholder recharges from India and any fundamental structural change to the Eurozone. It also assumes no material change to the current structure of the Group. Actual foreign exchange rates may vary from the foreign exchange rate assumptions used.

Note:

1.          Adjusted EBITDA and free cash flow (pre-spectrum) are alternative performance measures. Alternative performance measures are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measures. The adjusted EBITDA and free cash flow (pre-spectrum) measures included above for the 2019 financial year are forward-looking alternative performance measures which at this time cannot be quantitatively reconciled to comparative GAAP financial information. See “Alternative performance measures” on page 34 for more information and reconciliations to the guidance basis.

FINANCIAL RESULTS

Group1, 2

							Growth
	Europe	AMAP	Other[3]	Eliminations	2018	2017	Reported	Organic*
	€m	€m	€m	€m	€m	€m	%	%
Continuing operations
Mobile customer revenue	19,020	7,436	26	(6)	26,476	28,158
Mobile incoming revenue	1,383	664	—	(17)	2,030	2,350
Other service revenue	1,375	426	385	(32)	2,154	2,255
Mobile service revenue	21,778	8,526	411	(55)	30,660	32,763
Fixed service revenue	8,935	975	626	(130)	10,406	10,224
Service revenue	30,713	9,501	1,037	(185)	41,066	42,987	(4.5)	1.8
Other revenue	3,175	1,961	371	(2)	5,505	4,644
Revenue	33,888	11,462	1,408	(187)	46,571	47,631	(2.2)	3.8
Direct costs	(7,316)	(2,574)	(871)	179	(10,582)	(11,254)
Customer costs	(7,448)	(2,526)	33	2	(9,939)	(10,163)
Operating expenses	(8,088)	(2,605)	(626)	6	(11,313)	(12,065)
Adjusted EBITDA	11,036	3,757	(56)	—	14,737	14,149	4.2	11.8
Depreciation and amortisation:
Acquired intangibles	(127)	(115)	—	—	(242)	(248)
Purchased licences	(1,356)	(160)	—	—	(1,516)	(1,533)
Other	(6,698)	(1,380)	(74)	—	(8,152)	(8,398)
Adjusted EBIT	2,855	2,102	(130)	—	4,827	3,970	21.6	47.2
Share of adjusted results in associates and joint ventures[4]	40	351	(2)	—	389	164
Adjusted operating profit	2,895	2,453	(132)	—	5,216	4,134	26.2	49.0
Restructuring costs					(156)	(415)
Amortisation of acquired customer base and brand intangible assets					(974)	(1,046)
Other income and expense					213	1,052
Operating profit					4,299	3,725
Non-operating expense					(32)	(1)
Net financing costs					(389)	(932)
Income tax credit/(expense)[5]					879	(4,764)
Profit/(loss) for the financial year from continuing operations					4,757	(1,972)
Loss for the financial year from discontinuing operations					(1,969)	(4,107)
Profit/(loss) for the financial year					2,788	(6,079)
Attributable to:
- Owners of the parent					2,439	(6,297)
- Non-controlling interests					349	218

Notes:

*               All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. “Change at constant exchange rates” presents performance on a comparable basis in terms of foreign exchange rates only. Organic growth and change at constant exchange rates are alternative performance measures. See “Alternative performance measures” on page 34 for further details and reconciliations to the respective closest equivalent GAAP measure.

1.          Group revenue and service revenue include the regional results of Europe, AMAP, Other (which includes the results of partner market activities) and eliminations. 2018 results reflect average foreign exchange rates of €1:£0.88, €1:INR 75.48, €1:ZAR 15.19, €1:TKL 4.31 and €1: EGP 20.84.

2.          Service revenue, adjusted EBIT, adjusted EBITDA and adjusted operating profit are alternative performance measures. Alternative performance measures are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measures. See “Alternative performance measures” on page 34 for more information and reconciliations to the closest respective equivalent GAAP measures and “Definition of terms” on page 44 for further details.

3.          The “Other” segment primarily represents the results of shareholder recharges received from VodafoneZiggo and Vodafone India, partner markets and the net result of unallocated central Group costs.

4.          Excludes amortisation of acquired customer bases and brand intangible assets of €0.4 billion (2017: €0.1 billion).

5.          Refer to page 17 for further details.

Europe

					Other			Growth
	Germany	Italy	UK	Spain	Europe	Eliminations	Europe	Reported	Organic*
	€m	€m	€m	€m	€m	€m	€m	%	%
31 March 2018
Mobile customer revenue	5,356	3,721	4,027	2,686	3,230	—	19,020
Mobile incoming revenue	208	346	302	159	390	(22)	1,383
Other service revenue	523	243	300	185	253	(129)	1,375
Mobile service revenue	6,087	4,310	4,629	3,030	3,873	(151)	21,778
Fixed service revenue	4,175	992	1,465	1,557	752	(6)	8,935
Service revenue	10,262	5,302	6,094	4,587	4,625	(157)	30,713	(3.9)	0.9
Other revenue	585	902	984	391	316	(3)	3,175
Revenue	10,847	6,204	7,078	4,978	4,941	(160)	33,888	(1.9)	3.0
Direct costs	(1,969)	(1,211)	(1,569)	(1,393)	(1,334)	160	(7,316)
Customer costs	(2,331)	(1,399)	(1,836)	(1,044)	(838)	—	(7,448)
Operating expenses	(2,537)	(1,265)	(1,911)	(1,121)	(1,254)	—	(8,088)
Adjusted EBITDA	4,010	2,329	1,762	1,420	1,515	—	11,036	7.3	13.0
Depreciation and amortisation:
Acquired intangibles	—	(121)	—	—	(6)	—	(127)
Purchased licences	(697)	(54)	(425)	(65)	(115)	—	(1,356)
Other	(2,263)	(1,105)	(1,169)	(1,192)	(969)	—	(6,698)
Adjusted EBIT	1,050	1,049	168	163	425	—	2,855	47.2	86.3
Share of adjusted results in associates and joint ventures	—	—	—	—	40	—	40
Adjusted operating profit	1,050	1,049	168	163	465	—	2,895	53.2	86.3

Adjusted EBITDA margin	37.0%	37.5%	24.9%	28.5%	30.7%		32.6%

31 March 2017
Mobile customer revenue	5,299	3,733	4,429	2,689	4,185	—	20,335
Mobile incoming revenue	261	360	330	161	471	(26)	1,557
Other service revenue	511	272	320	196	300	(140)	1,459
Mobile service revenue	6,071	4,365	5,079	3,046	4,956	(166)	23,351
Fixed service revenue	3,935	882	1,553	1,461	800	(7)	8,624
Service revenue	10,006	5,247	6,632	4,507	5,756	(173)	31,975
Other revenue	594	854	293	466	372	(4)	2,575
Revenue	10,600	6,101	6,925	4,973	6,128	(177)	34,550
Direct costs	(2,038)	(1,227)	(1,765)	(1,313)	(1,530)	176	(7,697)
Customer costs	(2,348)	(1,299)	(1,837)	(1,151)	(1,143)	1	(7,777)
Operating expenses	(2,597)	(1,346)	(2,111)	(1,149)	(1,590)	—	(8,793)
Adjusted EBITDA	3,617	2,229	1,212	1,360	1,865	—	10,283
Depreciation and amortisation:
Acquired intangibles	—	(121)	—	—	(6)	—	(127)
Purchased licences	(670)	(35)	(446)	(66)	(106)	—	(1,323)
Other	(2,383)	(1,124)	(1,308)	(1,114)	(965)	—	(6,894)
Adjusted EBIT	564	949	(542)	180	788	—	1,939
Share of adjusted results in associates and joint ventures	4	(1)	—	—	(52)	—	(49)
Adjusted operating profit	568	948	(542)	180	736	—	1,890

Adjusted EBITDA margin	34.1%	36.5%	17.5%	27.3%	30.4%		29.8%

Change at constant exchange rates (%)
Mobile customer revenue	1.1	(0.3)	(4.6)	(0.1)	(23.2)
Mobile incoming revenue	(20.6)	(3.9)	(3.9)	(1.6)	(17.5)
Other service revenue	2.7	(10.9)	(1.4)	(5.7)	(17.0)
Mobile service revenue	0.3	(1.3)	(4.3)	(0.5)	(22.3)
Fixed service revenue	6.1	12.4	(1.1)	6.6	(5.9)
Service revenue	2.6	1.0	(3.6)	1.8	(20.0)
Other revenue	(1.5)	5.7	253.6	(16.2)	(15.1)
Revenue	2.3	1.7	7.3	0.1	(19.7)
Direct costs	(3.3)	(1.4)	(6.8)	6.1	(13.2)
Customer costs	(0.7)	7.7	4.7	(9.3)	(26.9)
Operating expenses	(2.3)	(6.0)	(4.9)	(2.5)	(21.5)
Adjusted EBITDA	10.8	4.5	53.0	4.4	(19.1)
Depreciation and amortisation:
Acquired intangibles	—	—	—	—	—
Purchased licences	3.9	53.0	—	(0.9)	7.7
Other	(5.0)	(1.6)	(6.4)	7.0	(0.3)
Adjusted EBIT	86.0	10.5	(132.2)	(9.5)	(46.1)
Share of adjusted results in associates and joint ventures	(99.4)	(117.3)	—	—	(176.7)
Adjusted operating profit	84.8	10.7	(132.2)	(9.5)	(36.9)

Adjusted EBITDA margin (pps)	2.8	1.0	7.4	1.2	0.2

European revenue decreased by 1.9%. Foreign exchange movements contributed a 0.8 percentage point negative impact and the deconsolidation of Vodafone Netherlands contributed a 4.1 percentage point negative impact, offset by 3.0% organic growth. Service revenue increased by 0.9%* or 0.6%* excluding a legal settlement in Germany in Q4, driven by strong fixed customer growth and the benefit of the Group’s ‘more-for-more’ mobile propositions in several markets, which offset increased regulatory headwinds following the implementation of the EU’s ‘Roam Like At Home’ policy in June and the impact of the introduction of handset financing in the UK. Excluding regulation and UK handset financing, as well as a legal settlement in Germany in Q4, service revenue growth was 2.0%* (Q3: 1.9%*, Q4: 1.7%*).

Adjusted EBITDA increased 7.3%, including a 5.1 percentage point negative impact from the deconsolidation of Vodafone Netherlands and a 0.6 percentage point negative impact from foreign exchange movements. On an organic basis, adjusted EBITDA increased 13.0%*, supported by the benefit of the introduction of handset financing in the UK, regulatory settlements in the UK and a legal settlement in Germany. Excluding these items, as well as the net impact of roaming, adjusted EBITDA grew by 7.9*, reflecting operating leverage and tight cost control through our ‘Fit for Growth’ programme.

Adjusted EBIT increased by 86.3%*, reflecting strong EBITDA growth and stable depreciation and amortisation expenses.

		Other activity
	Reported	(including	Foreign	Organic*
	change	M&A)	exchange	change
	%	pps	pps	%

Europe revenue	(1.9)	4.1	0.8	3.0

Service revenue
Germany	2.6	—	—	2.6
Italy	1.0	0.2	—	1.2
UK	(8.1)	0.1	4.5	(3.5)
Spain	1.8	0.3	—	2.1
Other Europe	(19.6)	22.9	(0.4)	2.9
Europe service revenue	(3.9)	4.0	0.8	0.9

Adjusted EBITDA
Germany	10.9	(0.1)	(0.1)	10.7
Italy	4.5	0.1	—	4.6
UK	45.4	(1.2)	7.6	51.8
Spain	4.4	0.6	—	5.0
Other Europe	(18.8)	26.8	(0.3)	7.7
Europe adjusted EBITDA	7.3	5.1	0.6	13.0

Europe adjusted EBIT	47.2	40.6	(1.5)	86.3

Europe adjusted operating profit	53.2	34.8	(1.7)	86.3

Note:

*        All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. “Change at constant exchange rates” presents performance on a comparable basis in terms of foreign exchange rates only. Organic growth and change at constant exchange rates are alternative performance measures. See “Alternative performance measures” on page 34 for further details and reconciliations to the respective closest equivalent GAAP measure.

Germany

Service revenue grew 2.6%* or 1.6%* excluding the benefit in Q4 of a one-off fixed line legal settlement. This performance was driven by strong contract customer base growth in both mobile and fixed, partially offset by regulatory drags. Excluding regulation and the legal settlement, service revenue grew by 2.5%*. Q4 service revenue grew 5.9%*, or 1.8%* excluding the legal settlement, a slower rate of growth than in Q3 (2.5%*). This reflected a tough prior year comparator, particularly in wholesale, which more than offset the benefit from fully lapping the MTR cut implemented on 1 December 2016.

Mobile service revenue grew 0.4%* or 1.8%* excluding regulation. This was driven by a higher contract customer base, which more than offset lower contract ARPU (driven by a mix shift towards SIM-only / multi-SIM family contracts and regulation) and lower wholesale revenues. Q4 mobile service revenue grew 0.3%* (Q3: 1.8%*), with minimal impact from regulation. This slowdown in quarterly trends primarily reflects the lapping of strong wholesale MVNO revenues in the prior year. Our commercial performance in the year was strong as we added 657,000 contract customers (2016/17: 212,000). This was driven by higher activity in direct channels, lower contract churn and the continued success of our Gigacube fixed-wireless proposition. Our 4G population coverage is now 92% with the ability to offer 500Mbps in 40 cities, and we are currently piloting 1Gbps services in 4 cities. Our customer service was recently ranked 1st by ‘Connect’ for overall service quality, consistent with our market-leading NPS ranking.

Fixed service revenue grew by 6.1%* or 3.5%* excluding the legal settlement. This was supported by good customer base growth. Quarterly service revenue trends (excluding the legal settlement) improved to Q4: 4.2%* (Q3: 3.5%*). During the year we added 362,000 broadband customers, of which 258,000 were on cable with the rest on DSL. Customer demand for our high speed propositions increased, with over 70% of cable gross adds in Q4 now taking our 200Mbps to 500Mbps offers. Our TV base remained stable at 7.7 million. Our convergence momentum continued to improve, supported by our GigaKombi proposition, and we added 278,000 converged customers in the year, taking our total consumer converged customer base to 700,000.

Adjusted EBITDA grew 10.7%* or 8.3%* excluding the legal settlement. This was driven by service revenue growth, our focus on more profitable direct channels, and a reduction in operating costs of 2.3%* despite the strong growth in customer numbers. Our adjusted EBITDA margin was 37.0% and the adjusted EBITDA margin improved by 2.9 percentage points, or 2.4 percentage points excluding the legal settlement.

Italy

Service revenue grew 1.2%* supported by strong customer base growth in fixed line, partly offset by lower mobile revenues. Q4 service revenue grew 0.7%* (Q3: -0.4%*), with the quarterly improvement led by mobile. In April 2018 we implemented a shift from 28-day billing to ‘solar’ monthly billing across all products, however the antitrust authority (AGCOM) blocked the related change in monthly pricing; subsequently, we announced new price plans, which will be implemented at the end of May 2018.

Mobile service revenue declined 1.0%*, driven by intense price competition in the prepaid market and the lapping of pricing actions from the prior year. Promotional activity in the prepaid segment remained high, driven by aggressive ‘below-the-line’ offers. During the year we launched new segment led propositions and personalised offers, which helped to improve our sales mix and customer retention, supporting prepaid ARPU despite a competitive environment. We also retained our market leading network and NPS position in consumer and enterprise. Q4 mobile service revenue declined 1.5%* (Q3: -2.9%*).

Fixed line service revenue grew 12.4%* driven by continued strong customer base growth and higher ARPU. This strong momentum was maintained in Q4 with service revenue growth of 11.1%* (Q3: 12.0%*). We added a record 307,000 broadband households in the year to reach a total broadband customer base of 2.5 million. Through our owned NGN footprint and strategic partnership with Open Fiber, we now cover 5.3 million marketable households. In April 2018, we announced an extension to our wholesale partnership with Open Fiber, enabling us to provide FTTH services to 9.5m households (271 cities) by 2022, at attractive commercial terms. During the year, we launched our new converged proposition ‘Vodafone One’, providing customers with a single fibre and 4.5G offer that can be enriched via Vodafone TV as well as exclusive advantages for family members. We added 268,000 converged consumer customers in the year, taking our total base to 743,000.

Adjusted EBITDA grew 4.6%*, with a 1.0 percentage point improvement in adjusted EBITDA margin to 37.5%. This was driven by revenue growth and tight cost control, having delivered a 6.0%* reduction in operating costs in the year.

UK

Service revenue declined 3.5%*, impacted by the drag from handset financing which weighed on organic service revenue by 2.5 percentage points. Excluding the impact of handset financing and regulatory drags, service revenue grew 0.3%*, with trends improving throughout the year, driven by improvements in consumer mobile and fixed line, largely offset by continued declines in Enterprise fixed. Q4 service revenue declined 3.4%* (Q3: -4.8%*), including an increased drag from handset financing of 4.4 percentage points (Q3: 3.6 percentage points). Excluding the impact from handset financing and regulation, Q4 service revenue grew 1.4%* (Q3: 0.4%*).

Mobile service revenue declined 4.2%*, but grew 0.7%* excluding the impact of handset financing and regulation. This underlying growth was supported by more-for-more actions, a better inflow mix of higher-value customers, and RPI-linked consumer price increases. Enterprise continued to decline in a competitive market, however ARPU trends improved with an increasing proportion of customers adopting our bespoke SoHo tariffs. Q4 mobile service revenue declined 5.7%* (Q3: 5.2%*), but grew 0.7%* (Q3: 1.6%*) excluding handset financing and regulation. Our operational performance during the year improved, resulting in our best ever network performance and customer net promoter scores. Our 4G network coverage is now 99%, and we are well positioned for the evolution to 5G having acquired the largest share of 3.4GHz spectrum (50MHz) in the recent UK auction. We added 106,000 contract customers in the year excluding Talkmobile, our low-end mobile brand which is being phased out.

Fixed line service revenue declined 1.1%*, with strong customer momentum in consumer broadband being more than offset by competitive pricing pressure and a lower customer base in enterprise. In Q4 service revenue returned to growth (Q4: 3.6%*, Q3: -3.6%*), supported by the timing of project work in Enterprise and record consumer broadband net additions of 65,000 (Q3: 39,000), making us the fastest growing operator in the UK broadband market. In total we now serve 382,000 broadband customers.

Adjusted EBITDA grew 51.8%* and the adjusted EBITDA margin was 24.9%. Excluding the impact of handset financing and regulatory settlements in the year, adjusted EBITDA grew by 1.4%* and the adjusted EBITDA margin improved 0.3* percentage points as out-of-bundle roaming declines were more than offset by lower operating costs delivered through our Fit for Growth programme. In total we delivered a 4.9% reduction in operating costs year-on-year.

Spain

Service revenue grew by 2.1%*. This was driven by a higher customer base in both mobile and fixed and our more-for-more tariff refresh at the start of the year, partly offset by increased promotional activity, particularly in the value segment. In Q4 promotional activity moderated but the market remained highly competitive driven by value players offering aggressive prices and handset subsidies. Interconnect revenues also fell following an MTR cut on 1 February. As a result, Q4 service revenue grew 1.0%* (Q3: 2.0%*).

We continued to grow our customer base adding 164,000 mobile contract customers, 109,000 fixed broadband households and 51,000 TV households in the year, however high competitive intensity in Q4 led to an increase in churn and a decline in our broadband and TV base. Vodafone One, our fully integrated fixed, mobile and TV service, reached 2.5 million households by the end of the year, up 154,000 year-on-year. Consumer converged revenues grew by 13.7%* and now represent 59% of total consumer revenue.

We maintained our market leading NPS position in consumer, and further improved our market leading network position during the year. This was reflected in the latest independent network tests by P3 which showed we had extended our overall lead across both voice and data. Our 4G coverage is now 96%. In fixed, including our commercial wholesale agreement with Telefonica, our NGN footprint now covers 20.5 million households (of which 10.3 million are on-net). We continued to deploy DOCSIS 3.1 in our cable footprint, enabling us to deliver broadband speeds of up to 1Gbps to 7.9 million households by the end of the year. We expect to complete the DOCSIS 3.1 rollout in the first half of fiscal 2018/19.

Adjusted EBITDA grew 5.0%*, and the adjusted EBITDA margin improved by 1.2 percentage points to 28.5%. This improvement was driven by service revenue growth and lower commercial and operating costs; these more than offset higher content, roaming and wholesale access costs. Operating costs were 2.5%* lower year-on-year, reflecting the impact of our Fit for Growth programme.

Other Europe

Service revenue grew 2.9%* with all of the larger markets growing during the year (excluding the impact of an MTR cut in Ireland). Quarterly service revenue trends were broadly stable at 3.3%* in Q4 (Q3: 2.9%*). Adjusted organic EBITDA grew 7.7%* in the year, and adjusted EBITDA margin grew 0.3 percentage points to 30.7% reflecting continued strong cost control.

In Ireland service revenue declined 0.2%*, but grew 1.3%* excluding the impact of regulation, supported by fixed customer growth. Portugal service revenue grew 4.6%* driven by a return to growth in mobile, and continued strong customer growth in fixed. In Greece, service revenue grew by 3.7%*, driven by ARPU growth in consumer mobile and strong fixed customer base growth. In January, we announced the acquisition of fixed and mobile telecommunications provider CYTA Hellas for a total enterprise value of €118 million. This acquisition provides further scale and momentum to our fixed line and convergence strategy in Greece. The transaction is subject to regulatory approval and is expected to close in the first half of FY2018/19.

VodafoneZiggo (Joint Venture)

The results of VodafoneZiggo (in which Vodafone owns a 50% stake), are reported here on a US GAAP basis, broadly consistent with Vodafone’s accounting policies.

Total revenue declined by 3.8%, or by 2.2% excluding the impact of regulation. This reflected intense price competition in mobile, particularly in the SoHo segment, partially offset by growth in fixed line driven by higher RGUs and ARPU. In Q4 revenues declined 2.9% (Q3: 3.7%) or 1.5% (Q3: -1.9%) excluding regulation. Within this mobile declined 12.5% (Q3: -12.4%) and fixed grew 1.3% (Q3: 0.6%). Excluding the drags from regulation, a mix-shift towards SIM-only sales and convergence discounts, mobile revenue was stable.

We gained good commercial momentum during the year, supported by our new converged offers. We added 924,000 converged customers, equivalent to 28% of our fixed customer base, with these households using a total of 1.3 million mobile SIMs, including 62% of Vodafone-branded consumer contract customers. This strong take up of our converged products is contributing to a higher customer NPS and a significant reduction in churn across both mobile and fixed. In Q4 we recorded mobile contract net additions of 35,000 (Q3: 14,000), excluding the impact of discontinued non-revenue generating secondary SIMs as part of the migration of former Ziggo mobile subscribers to Vodafone. In fixed broadband we maintained our good momentum, adding 12,000 customers (Q3: 26,000).

Adjusted EBITDA declined 3.8%, as lower revenues were partly offset by lower equipment expenses as a result of new consumer credit regulations which increased the proportion of SIM-only sales during the year. In Q4, adjusted EBITDA was down 0.6% year-on-year despite lower revenues, reflecting lower interconnect and roaming costs, lower equipment expenses, and operating cost savings from integration activities. We have continued to make good progress on integrating the business, and remain on track to deliver total annualised cost synergies of at least €210 million by 2021. Net third party debt and capital lease obligations was €10.1 billion at year-end, equivalent to 5.4x annualised EBITDA (last two quarters annualised).

During FY2018, Vodafone received €220 million in dividends from the joint venture, €55 million in interest payments on the shareholder loan and €100 million of principal repayments on the shareholder loan, which reduced to €900 million. For calendar 2018, VodafoneZiggo expects stabilising adjusted EBITDA, supporting total cash returns of €600-800 million to its parents. As a result, we expect to receive total cash returns (including dividends, interest payments and shareholder loan repayments) of €300-400 million during the 2018 calendar year from the joint venture.

Africa, Middle East and Asia Pacific

					Growth
	Vodacom	Other AMAP	Eliminations	AMAP	Reported	Organic*
	€m	€m	€m	€m	%	%
31 March 2018
Mobile customer revenue	4,000	3,436	—	7,436
Mobile incoming revenue	167	497	—	664
Other service revenue	257	169	—	426
Mobile service revenue	4,424	4,102	—	8,526
Fixed service revenue	232	743	—	975
Service revenue	4,656	4,845	—	9,501	(4.6)	7.7
Other revenue	1,036	925	—	1,961
Revenue	5,692	5,770	—	11,462	(2.6)	9.4
Direct costs	(744)	(1,830)	—	(2,574)
Customer costs	(1,476)	(1,050)	—	(2,526)
Operating expenses	(1,269)	(1,336)	—	(2,605)
Adjusted EBITDA	2,203	1,554	—	3,757	(2.5)	8.6
Depreciation and amortisation:
Acquired intangibles	(85)	(30)	—	(115)
Purchased licences	(4)	(156)	—	(160)
Other	(643)	(737)	—	(1,380)
Adjusted EBIT	1,471	631	—	2,102	3.8	11.6
Share of adjusted results in associates and joint ventures	123	228	—	351
Adjusted operating profit	1,594	859	—	2,453	9.6	17.9

Adjusted EBITDA margin	38.7%	26.9%		32.8%

31 March 2017
Mobile customer revenue	3,845	3,963	—	7,808
Mobile incoming revenue	192	603	—	795
Other service revenue	217	154	—	371
Mobile service revenue	4,254	4,720	—	8,974
Fixed service revenue	193	789	—	982
Service revenue	4,447	5,509	—	9,956
Other revenue	847	970	—	1,817
Revenue	5,294	6,479	—	11,773
Direct costs	(676)	(2,060)	—	(2,736)
Customer costs	(1,307)	(1,102)	—	(2,409)
Operating expenses	(1,248)	(1,526)	—	(2,774)
Adjusted EBITDA	2,063	1,791	—	3,854
Depreciation and amortisation:
Acquired intangibles	(83)	(38)	—	(121)
Purchased licences	(5)	(205)	—	(210)
Other	(594)	(904)	—	(1,498)
Adjusted EBIT	1,381	644	—	2,025
Share of adjusted results in associates and joint ventures	—	213	—	213
Adjusted operating profit	1,381	857	—	2,238

Adjusted EBITDA margin	39.0%	27.6%		32.7%

Change at constant exchange rates (%)
Mobile customer revenue	4.3	9.4
Mobile incoming revenue	(12.2)	7.2
Other service revenue	17.7	36.3
Mobile service revenue	4.2	10.0
Other service revenue	23.9	4.2
Service revenue	5.0	9.1
Other revenue	21.9	15.3
Revenue	7.7	10.1
Direct costs	12.1	9.2
Customer costs	11.9	14.6
Operating expenses	3.0	6.9
Adjusted EBITDA	6.5	10.9
Depreciation and amortisation:
Acquired intangibles	0.2	—
Purchased licences	(9.8)	(10.2)
Other	9.4	0.6
Adjusted EBIT	5.8	35.6
Share of adjusted results in associates and joint ventures	NM	16.6
Adjusted operating profit	14.6	30.0

Adjusted EBITDA margin (pps)	(0.4)	0.2

Revenue in AMAP decreased 2.6%, with strong organic growth offset by an 11.5 percentage point adverse impact from foreign exchange movements, particularly with regards to the Turkish lira and Egyptian pound. On an organic basis service revenue was up 7.7%* driven by strong commercial momentum in South Africa, Turkey and Egypt.

Adjusted EBITDA decreased 2.5%, including a 10.8 percentage point adverse impact from foreign exchange movements. On an organic basis, adjusted EBITDA grew 8.6%*, driven by service revenue growth and a continued focus on cost control and efficiencies to offset inflationary pressures. Adjusted EBIT increased 11.6%*.

		Other activity
	Reported	(including	Foreign	Organic*
	change	M&A)	exchange	change
	%	pps	pps	%
AMAP revenue	(2.6)	0.5	11.5	9.4
Service revenue
Vodacom	4.7	—	0.3	5.0
Other AMAP	(12.1)	1.6	21.2	10.7
AMAP service revenue	(4.6)	0.6	11.7	7.7
Adjusted EBITDA
Vodacom	6.8	—	(0.3)	6.5
Other AMAP	(13.2)	1.0	24.1	11.9
AMAP adjusted EBITDA	(2.5)	0.3	10.8	8.6
AMAP adjusted EBIT	3.8	(1.6)	9.4	11.6
AMAP adjusted operating profit	9.6	(1.6)	9.9	17.9

Note:

*               All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. “Change at constant exchange rates” presents performance on a comparable basis in terms of foreign exchange rates only. Organic growth and change at constant exchange rates are alternative performance measures. See “Alternative performance measures” on page 34 for further details and reconciliations to the respective closest equivalent GAAP measure.

Vodacom

Vodacom Group service revenue grew 5.0%*, supported by strong customer additions and data growth in South Africa, as well as growing data demand and M-Pesa in Vodacom’s International operations. Q4 service revenue grew by 5.8%* (Q3: 5.3%*), supported by improved data growth despite out-of-bundle rates being reduced in South Africa during Q3 and the continued strong performance of our International operations.

In South Africa, service revenue grew 4.9%*, improving to 5.2%* in Q4 (Q3: 4.9%*). This was supported by continued strong customer base growth resulting from our effective segmentation and bundle strategy. We added 3.2 million prepaid customers in the year (excluding the impact of a change in disconnection policy in Q3), taking our total prepaid customer base to 44.8 million, an increase of 7.6% year-on-year. Our bundle strategy continued to deliver strong results, supported by big data applications to deliver personalised bundle offers. In total we now have 18.7 million bundle users, up 13.9% year-on year, and sold a total of 2.3 billion bundles, an increase of 51% year-on-year.

Data revenue grew 12.8%* in the year and now represents 43% of total service revenue. In October, we took the decision to reduce out-of-bundle data rates by up to 50% and increase bundles sizes in to order to improve customer experience and stimulate data take-up. We are successfully managing this pricing migration, as demonstrated by the acceleration in data revenue growth in Q4 to 13.1%* (Q3: 8.7%*). Voice revenues declined 4.6%*, an improvement on the prior year, reflecting the success of our personalised bundle strategy through our ‘Just 4 You’ platform. Our mobile network has now reached 80% 4G population coverage, and we also maintained our market leading NPS position.

Vodacom’s International operations outside of South Africa, which represent 22.2% of Vodacom Group service revenue, grew 8.3%* in the year and 11.1%* in Q4 (Q3: 10.4%*). Service revenue growth accelerated in the second half of the year supported by strong growth in Mozambique and Lesotho, an improved performance in the DRC and sustained growth in Tanzania. This improvement was driven by strong data growth and by M-Pesa, which now contributes 23.8% of International revenues and grew 24% in the year. In total we added 2.5 million customers in the year, reaching 32.2 million, up 8.6% year-on-year. In each of these markets we are No.1 for customer NPS.

Vodacom’s adjusted EBITDA grew by 6.5%*, reflecting revenue growth and good cost control. EBITDA margins declined by 0.3 percentage points to 38.7%, primarily due to strong growth in handset sales.

Other AMAP

Service revenue grew 10.7%*, with strong local currency growth in both Turkey and Egypt. Q4 service revenue grew 10.2%* (Q3: 8.3%*). This growth excludes the contribution of Vodafone Qatar in all periods, following the sale of our 51% stake in March 2018 for a total cash consideration of €301 million. Organic adjusted EBITDA grew 11.9%* and the organic adjusted EBITDA margin improved by 0.2* percentage points to 26.9% driven by good cost control.

In Turkey, service revenue grew 14.1%* supported by good growth in consumer contract and data revenue, outstripping local price inflation of 11% in the year. Organic adjusted EBITDA grew 22.6%* and adjusted EBITDA margin improved by 1.4 percentage points to 22.6%, driven by revenue growth and improved cost control.

Egypt service revenue grew by 20.7%* with successful segmented campaigns, rising data penetration and price increases supporting higher ARPU, combined with strong customer base growth. This significantly exceeded local price inflation of 13%. Organic adjusted EBITDA grew 14.9%* and adjusted EBITDA margin declined by 1.4 percentage points to 43.0% as revenue growth and strong cost discipline were more than offset by inflationary pressures.

In New Zealand, service revenue declined 0.5%*, with growth in mobile offset by pressure in fixed. We continue to explore a potential IPO of Vodafone New Zealand.

Associates and joint ventures

Vodafone Hutchison Australia (‘VHA’) continued to perform well in a competitive environment, with local currency service revenue growth of 0.8% during year. This was driven by growth in our mobile contract customer base. Local currency adjusted EBITDA excluding changes in pricing structure for new mobile phone plans grew 1.9%, supported by revenue growth and strong commercial cost discipline.

Our stake in Indus Towers Limited (“Indus Towers”), the Indian towers company in which Vodafone owned a 42% interest during the year, achieved local currency revenue growth of 6.8% and adjusted EBITDA growth of 4.7%. In total, Indus Towers paid dividends of €138 million to the Group during the year.

On 25 April 2018, Vodafone, Bharti Airtel Limited (“Bharti Airtel”) and Idea announced the merger of Indus Towers into Bharti Infratel Limited (“Bharti Infratel”), creating a combined company that will own the respective businesses of Bharti Infratel and Indus Towers. Bharti Airtel and Vodafone will jointly control the combined company, in accordance with the terms of a new shareholders’ agreement. Vodafone will be issued with 783.1m new shares in the combined company, in exchange for its shareholding in Indus Towers. On the basis that (a) Providence decides to sell 3.35% of its 4.85% shareholding in Indus Towers for cash and (b) Idea Group decides to sell its full 11.15% shareholding in Indus Towers for cash, these shares would be equivalent to a 29.4% shareholding in the combined company. The final number of shares issued to Vodafone will be subject to closing adjustments, including but not limited to movements in net debt and working capital for Bharti Infratel and Indus Towers. The transaction is conditional on regulatory and other approvals and is expected to close before the end of the financial year ending 31 March 2019.

India

On 20 March 2017, Vodafone announced an agreement to combine its subsidiary, Vodafone India (excluding its 42% stake in Indus Towers), with Idea Cellular. The combined company will be jointly controlled by Vodafone and the Aditya Birla Group. Vodafone India has been classified as discontinued operations for Group reporting purposes. From an operational perspective, the Group remains highly focused on the management of the business and committed to its success, both prior to the completion of the merger and thereafter. The results of Vodafone India are detailed below.

			Growth
	2018	2017	Reported	Organic*
	€m	€m	%	%
Mobile customer revenue	3,480	4,615
Mobile incoming revenue	677	706
Other service revenue	154	211
Mobile service revenue	4,311	5,532
Fixed service revenue	332	302
Service revenue	4,643	5,834	(20.4)	(18.7)
Other revenue	27	19
Revenue	4,670	5,853	(20.2)	(18.5)
Direct costs	(1,165)	(1,583)
Customer costs	(282)	(313)
Operating expenses	(2,193)	(2,361)
Adjusted EBITDA	1,030	1,596	(35.5)	(34.5)
Depreciation and amortisation:
Acquired intangibles	—	(37)
Purchased licences	—	(339)
Other	(40)	(740)
Adjusted EBIT and operating profit	990	480	106.3	110.7
Other income and expense[1]	416	—
Impairment loss[2]	—	(4,515)
Other	(107)	(136)
Operating profit/(loss)	1,299	(4,171)
Adjusted EBITDA margin	22.1%	27.3%
Capital additions	952	1,139
Closing net debt	(7,714)	(8,674)

Notes:

*               All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. “Change at constant exchange rates” presents performance on a comparable basis in terms of foreign exchange rates only. Organic growth and change at constant exchange rates are alternative performance measures. See “Alternative performance measures” on page 34 for further details and reconciliations to the respective closest equivalent GAAP measure.

1.          Includes the profit on disposal of Vodafone India’s standalone towers business to ATC Telecom during the year.

2.          2017 includes a gross impairment charge of €4.5 billion (€3.7 billion net of tax) recorded in respect of the Group’s investment in India. In addition, in 2018 we recorded a non-cash re-measurement charge of €3.2 billion (€2.2 billion net of tax) in respect of Vodafone India’s fair value less costs of disposal, as set out in note 3 on page 32.

Service revenue declined 18.7%* as a result of intense price competition following the arrival of the new entrant. During the second half of the year the market leader increased the competitiveness of its tariffs, triggering further price reductions by the new entrant in the fourth quarter. This was further exacerbated by cuts to both domestic and international MTR rates in the second half of the year. Excluding the impact of regulation, service revenue declined 14.0%*. In Q4 service revenue declined by 21.2%* (Q3: -23.1%*), or by 9.4%* ex-regulation (Q3: -14.2%*). On a sequential basis, local currency service revenues excluding regulation declined 3.8% quarter-on-quarter.

Adjusted EBITDA declined 34.5%*, with a 5.2 percentage point deterioration in adjusted EBITDA margin to 22.1%. This reflected lower revenues, partially offset by significant cost actions and a provision release in the fourth quarter following positive legal judgements. These cost initiatives included active network site sharing, the renegotiation of tower maintenance contracts and the closure of sites with low utilisation.

During the year we continued to invest in network quality in our leadership circles, with a capital expenditure/sales ratio of 20.4%. We added 48,500 sites in the year, supporting our leading network-NPS scores. As a result of this investment we were able to carry 4.5x more data traffic than last year.

Net debt in India was €7.7 billion at the end of the period, down from €8.7 billion at the end of the prior financial year due to the positive translation impact of closing foreign exchange rates on the debt balance of €1.2 billion and proceeds from the sale of Vodafone India’s standalone towers to American Tower Corporation of €0.5 billion, partially offset by negative free cash flow of €0.2 billion and accrued interest expense of €0.3 billion.

Following the completion of Idea’s equity raising in February 2018, under the terms of the merger agreement the Group intends to inject up to €1 billion of incremental equity into India, net of the proceeds of the sale of a stake in the joint venture to the Aditya Birla Group, prior to completion. In the event that the joint venture partners decide to put in additional funding in the future, the Group would draw upon the value of its stake in Indus Towers.

We are making good progress in securing the necessary regulatory approvals for the merger of Vodafone India and Idea Cellular. The merger is expected to complete in June 2018.

Group results

Revenue

Group revenue decreased 2.2% to €46.6 billion and service revenue decreased 4.5% to €41.1 billion.

Adjusted EBITDA

Group adjusted EBITDA increased 4.2% to €14.7 billion, with organic growth in Europe and AMAP partly offset by foreign exchange movements and the deconsolidation of Vodafone Netherlands following the creation of our joint-venture ‘VodafoneZiggo’. The Group’s adjusted EBITDA margin improved by 1.9 percentage points to 31.6%. On an organic basis, adjusted EBITDA rose 11.8%* and the Group’s adjusted EBITDA margin increased by 2.2* percentage points driven by organic margin improvement in Europe.

Adjusted EBIT

Adjusted EBIT increased by 21.6% to €4.8 billion as a result of both strong adjusted EBITDA growth and lower depreciation and amortisation expenses. On an organic basis, adjusted EBIT increased by 47.2%* for the year.

Operating profit

Adjusted EBIT excludes certain income and expenses that we have identified separately to allow their effect on the results of the Group to be assessed. The items that are included in operating profit but are excluded from adjusted EBIT are discussed below.

The Group’s share of adjusted results in associates and joint ventures was €0.4 billion, up from €0.2 billion in the prior year due to higher contributions from VodafoneZiggo and Vodafone Hutchison Australia. Restructuring costs decreased by €0.2 billion due to the prior year including the impact of cost efficiency actions taken in Germany and the UK. Amortisation of intangible assets in relation to customer bases and brands is recognised under accounting rules after we acquire businesses and was €1.0 billion, largely unchanged compared to the prior year. Other income and expense were a €0.2 billion gain during the year compared to €1.1 billion in the prior year which included a €1.3 billion gain on the formation of VodafoneZiggo.

Including the above items, operating profit increased by €0.6 billion to €4.3 billion. Higher adjusted EBIT and share of adjusted results in associates and joint ventures and lower restructuring costs more than offset the inclusion of the gain on the formation of the VodafoneZiggo joint venture in the prior year.

Net investment income/(net financing costs)

	2018	2017
	€m	€m
Investment income	685	474
Financing costs	(1,074)	(1,406)
Net financing costs	(389)	(932)
Analysed as:
Net financing costs before interest on settlement of tax issues	(749)	(979)
Interest income/(expense) arising on settlement of outstanding tax issues	11	(47)
	(738)	(1,026)
Mark to market gains	27	66
Foreign exchange[1]	322	28
	(389)	(932)

Note:

1.   Primarily comprises foreign exchange rate differences reflected in the income statement in relation to certain sterling and US dollar balances.

Net financing costs decreased by €543 million primarily driven by favourable foreign exchange rate movements.

Net financing costs before interest on settlement of tax issues includes favourable foreign exchange movements related to both subsidiary borrowings and central hedging strategies. Excluding these, underlying financing costs remained stable, reflecting consistent average net debt balances and weighted average borrowing costs for both periods.

Taxation

	2018	2017
	€m	€m
Income tax credit/(expense):	879	(4,764)
Tax on adjustments to derive adjusted profit before tax	(188)	(320)
Deferred tax following revaluation of investments in Luxembourg	(330)	(328)
Luxembourg deferred tax asset recognised in the year	(1,603)	1,603
Deferred tax on use of Luxembourg losses in the year	304	369
Tax on the Safaricom transaction	110	—
Reduction in deferred tax following rate change in Luxembourg	—	2,651
Adjusted income tax expense for calculating adjusted tax rate	(828)	(789)

Profit before tax	3,878	2,792
Adjustments to derive adjusted profit before tax[1]	530	480
Adjusted profit before tax[2]	4,408	3,272
Share of adjusted results in associates and joint ventures	(389)	(164)
Adjusted profit before tax for calculating adjusted effective tax rate	4,019	3,108
Adjusted effective tax rate[2]	20.6%	25.4%

Notes:

1.     See “Earnings per share” on page 18.

2.     Adjusted profit before tax and adjusted effective tax are alternative performance measures. Alternative performance measures are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. See “Alternative performance measures” on page 34 for further details.

The Group’s adjusted effective tax rate for its controlled businesses for the year ended 31 March 2018 was 20.6% compared to 25.4% for the last financial year. The lower rate in the current year is primarily due to the closure of tax audits in Germany and Romania as well as a change in the mix of the Group’s profits. We now expect the adjusted effective tax rate to be in the low to mid-twenties over the medium term.

The Group’s adjusted effective tax rate for both years does not include the following items; deferred tax on the use of Luxembourg losses of €304 million (2017: €369 million); an increase in the deferred tax asset of €330 million (2017: increase of €328 million) arising from a revaluation of investments based upon the local GAAP financial statements and tax returns; the recognition of a deferred tax asset of €1,603 million due to higher interest rates; and a tax charge in respect of capital gains on the transfer of shares in Vodafone Kenya Limited to the Vodacom Group of €110 million (2017: €nil). The year ended 31 March 2017 also excludes a reduction in our Luxembourg deferred tax assets of €2,651 million following a reduction in the Luxembourg corporate tax rate to 26.0%. These items change the total losses we have available for future use against our profits in Luxembourg and do not affect the amount of tax we pay in other countries.

Adjusted earnings per share

Adjusted earnings per share, which excludes the results of Vodafone India which are included in discontinued operations, were 11.59 eurocents, an increase of 44.2% year-on-year, as higher adjusted operating profit and lower net financing costs more than offset the increase in income tax expense.

Basic earnings per share were 8.78 eurocents, compared to a loss per share of 22.51 eurocents for the year ended 31 March 2017, with the increase largely due to the prior year including a non-cash impairment charge of €3.7 billion, net of tax, recognised in discontinued operations in respect of the Group’s investment in India and the changes in deferred tax on losses, as described above, both of which have been excluded from adjusted earnings per share.

	2018	2017
	€m	€m

Profit/(loss) attributable to owners of the parent	2,439	(6,297)

Adjustments:
Amortisation of acquired customer base and brand intangible assets	974	1,046
Restructuring costs	156	415
Other income and expense	(213)	(1,052)
Non-operating income and expense	32	1
Investment income and financing costs	(419)	70
	530	480

Taxation[1]	(1,707)	3,975
India[2]	1,969	4,107
Non-controlling interests	(13)	(16)
Adjusted profit attributable to owners of the parent[3]	3,218	2,249

	Million	Million
Weighted average number of shares outstanding — basic[4]	27,770	27,971

Earnings per share

	eurocents		eurocents
Basic earnings/(loss) per share	8.78	c	(22.51	)c
Adjusted earnings per share[3]	11.59	c	8.04	c

Notes:

1.               See page 17.

2.               India is classified as discontinued operations and includes the operating results, financing, tax and other gains and losses of Vodafone India recognised during the year.

3.               Adjusted profit attributable to owners of the parent and adjusted earnings per share are alternative performance measures. Alternative performance measures are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measures. See “Alternative performance measures” on page 34 for further details.

4.               Weighted average number of shares outstanding includes a dilution of 1,013 million shares (2017: 1,369 million shares) following the issue of £2.9 billion of mandatory convertible bonds in February 2016 which are classified as equity after taking into account the cost of future coupon payments.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows and funding

	2018	2017
	€m	€m

Adjusted EBITDA	14,737	14,149
Capital additions[1]	(7,321)	(7,675)
Working capital	(584)	(984)
Disposal of property, plant and equipment	41	43
Other	128	94
Operating free cash flow[2]	7,001	5,627
Taxation	(1,010)	(761)
Dividends received from associates and investments	489	433
Dividends paid to non-controlling shareholders in subsidiaries	(310)	(413)
Interest received and paid	(753)	(830)
Free cash flow (pre-spectrum)[2]	5,417	4,056
Licence and spectrum payments	(1,123)	(474)
Restructuring payments	(250)	(266)
Free cash flow[2]	4,044	3,316
Acquisitions and disposals	1,405	460
Equity dividends paid	(3,920)	(3,714)
Share buybacks[3]	(1,626)	—
Foreign exchange	622	(1,372)
Other[4]	(825)	(1,058)
Net debt increase	(300)	(2,368)
Opening net debt	(31,169)	(28,801)
Closing net debt	(31,469)	(31,169)

Notes:

1.               Capital additions include the purchase of property, plant and equipment and intangible assets, other than licence and spectrum, during the year.

2.               Operating free cash flow, free cash flow (pre-spectrum) and free cash flow are alternative performance measures which are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measures. See “Alternative performance measures” on page 34 for more information and reconciliations to the closest respective equivalent GAAP measure and “Definition of terms” on page 44 for further details.

3.               Share buybacks are shown net of €140 million of receipts from the option structure entered into in February 2016, when the mandatory convertible bond was issued. The option structure was intended to ensure that the total cash outflow to execute the programme was broadly equivalent to the £1.44 billion raised on issuing the first tranche.

4.               Other cash flows for the year ended 31 March 2018 include €nil (2017: €2,366 million) received from the repayment of US$2.5 billion of loan notes issued by Verizon Communications Inc. and €nil (2017: €3,571 million) from a capital injection into Vodafone India.

Operating free cash flow increased by €1.4 billion mainly due to higher adjusted EBITDA, lower capital additions and lower working capital cash outflows, which were predominately related to the final payments for Project Spring in the prior year.

Free cash flow (pre-spectrum) was €5.4 billion, an increase of €1.4 billion, largely driven by the increase in operating free cash flow.

Licence and spectrum payments include amounts relating to the purchase of spectrum in Italy of €0.6 billion, UK of €0.3 billion and Germany of €0.1 billion (2017: €0.1 billion in Germany and €0.3 billion in Egypt). Licence and spectrum additions, which exclude working capital cash movements and represent licences acquired during the year, were €0.7 billion including €0.6 billion in Italy and €0.1 billion in Greece.

Acquisitions and disposals include €1.0 billion of proceeds from the placing of Vodacom shares following the transfer of the Group’s interests in Safaricom to Vodacom and €0.2 billion from the Tanzanian initial public offering.

A foreign exchange gain of €0.6 billion was recognised on net debt as a result of the translation impact of closing foreign exchange rates, mainly due to movements in the US Dollar and Sterling against the euro.

Closing net debt at 31 March 2018 was €31.5 billion (2017: €31.2 billion) and excludes €7.7 billion (2017: €8.7 billion) of net debt for Vodafone India, which is instead included in assets and liabilities held for sale on the consolidated statement of financial position; the remaining £1.4 billion mandatory convertible bond issued in February 2016, which will be settled in equity shares; US$2.5 billion of loan notes receivable from Verizon Communications Inc.; and €0.9 billion of shareholder loans receivable from VodafoneZiggo.

Closing net debt also continues to include liabilities of €1.8 billion (2017: €1.8 billion) relating to minority holdings in KDG and certain bonds which are reported at an amount €1.65 billion (2017: €2.0 billion) higher than their euro-equivalent cash redemption value as a result of hedge accounting under IFRS. In addition, where bonds are issued in currencies other than euros, the Group has entered into foreign currency swaps to fix the euro cash outflows on redemption. The impact of these swaps are not reflected in gross debt and would increase the euro equivalent redemption value of the bonds by €0.6 billion (2017: reduction €0.9 billion).

Analysis of net debt:

	2018	2017
	€m	€m

Bonds	(33,950)	(34,381)
Commercial paper[1]	(2,712)	(3,648)
Put options over non-controlling interests[2]	(1,838)	(1,837)
Bank loans	(3,316)	(3,608)
Cash collateral liabilities	(1,070)	(2,654)
Other borrowings	(373)	(444)
Gross borrowings	(43,259)	(46,572)
Derivative financial instruments[3]	(2,383)	(2,077)
Gross debts	(45,642)	(48,649)
Cash and cash equivalents	4,674	8,835
Other financial instruments:	—	—
Mark to market derivative financial instruments[4]	2,629	4,282
Short term investments[5]	6,152	3,979
Cash collateral[6]	718	384
Total cash and cash equivalents and other financial instruments	14,173	17,480
Net debt	(31,469)	(31,169)

Notes:

1.               At 31 March 2018, US$570 million (31 March 2017: US$1,484 million) was drawn under the US commercial paper programme and €2,249 million (31 March 2017: €2,262 million) was drawn under the euro commercial paper programme.

2.               Includes a €1.8 billion (31 March 2017: €1.8 billion) liability for payments due to holders of the equity shares in Kabel Deutschland AG under the terms of a domination and profit and loss transfer agreement.

3.               Comprises mark-to-market adjustments on derivative financial instruments which are included as a component of trade and other payables (31 March 2018: €2,383 million, 31 March 2017: €2,077 million).

4.               Comprises mark-to-market adjustments on derivative financial instruments which are included as a component of trade and other receivables (31 March 2018: €2,629 million; 31 March 2017: €4,282 million).

5.               At 31 March 2018 the amount primarily includes €3,087 million (31 March 2017: €2,039 million) in managed investment funds, €1,974 million (2017: €1,638 million) in government bonds of which UK gilts of €1,112 million (2017: €1,172 million) are used primarily as collateral in relation derivative financial instruments, and €976 million (31 March 2017: €182 million) short-term investments where the underlying assets are supply chain and handset receivables.

6.               At 31 March 2018 the amount includes €718 million (31 March 2017: €384 million) in relation to cash paid under collateral support agreements.

Share buyback programme

On 25 August 2017, Vodafone announced the commencement of a new irrevocable and non-discretionary share buyback programme (the ‘Programme’). The sole purpose of the Programme was to reduce the issued share capital of Vodafone and thereby avoid any change in Vodafone’s issued share capital as a result of the maturing of the first tranche of the mandatory convertible bond (‘MCB’) in August 2017. In order to satisfy the first tranche of the MCB, 729.1 million shares were reissued from treasury shares on 25 August 2017 at a conversion price of £1.9751. This reflected the conversion price at issue (£2.1730) adjusted for the pound sterling equivalent of aggregate dividends paid in August 2016, February 2017 and August 2017.

Details of the shares purchased under the Programme, including those purchased under irrevocable instructions, are shown below:

	Number of shares purchased[1]	Average price paid per share inclusive of transaction costs	Total number of shares purchased under publicly announced share buyback programme[2]	Maximum number of shares that may yet be purchased under the programme[3]
Date of share purchase	000	Pence	000	000

August 2017	9,562	221.77	9,562	719,515
September 2017	252,851	212.07	262,413	466,664
October 2017	320,849	215.15	583,262	145,815
November 2017	145,815	221.25	729,077	—
Total[4]	729,077	215.39	729,077	—

Notes:

1.   The nominal value of shares purchased is 20 20/21 US cents each.

2.   No shares were purchased outside the publicly announced share buyback programme.

3.   In accordance with shareholder authority granted at the 2017 Annual general meeting.

4.   The total number of shares purchased represents 2.7% of our issued share capital, excluding treasury shares, at 15 May 2018.

5.   The programme to repurchase 729.1 million shares was announced on 25 August 2017 and concluded on 15 November 2017.

Post employment benefits

On 19 October 2017, we completed the 31 March 2016 triennial actuarial valuation for the Vodafone Section and CWW Section of the Vodafone UK Group Pension Scheme (‘Vodafone UK plan’), which is used to assess the scheme funding requirements. This valuation showed a net deficit of £279 million (€317 million) on the schemes’ funding basis, comprising of a £339 million (€385 million) deficit for the Vodafone Section offset by a £60 million (€68 million) surplus for the CWW Section. These scheme specific actuarial valuations are different to the IFRS accounting basis.

The Group and Trustees of the scheme agreed a funding plan to address the valuation deficit in the Vodafone Section over the period to 31 March 2025 and made an initial cash contribution on 19 October 2017 of £185 million (€209 million) into the Vodafone Section and a further cash payment in accordance with the arrangements set under the previous valuation of £58 million (€66 million) into the CWW Section. These cash payments were invested into annuity policies issued by a third party insurance company which in turn entered into a reinsurance policy covering these risks with the Group’s captive insurance company, resulting in no significant net impact to free cash flow. No further contributions are due in respect of the deficit revealed at the 2016 valuation.

As a result, during the year ended 31 March 2018, the net deficit arising from the Group’s obligations in respect of its defined benefit schemes decreased by €184 million to €410 million at 31 March 2018 principally due to the €301 million of cash contributions outlined above being partly offset by €57 million of net actuarial losses largely arising from changes in demographic assumptions following the completion of the triennial actuarial valuation of the Vodafone UK plan.

Dividends

Dividends will continue to be declared in euros and paid in euros, pounds sterling and US dollars, aligning the Group’s shareholder returns with the primary currency in which we generate free cash flow. The foreign exchange rate at which future dividends declared in euros will be converted into pounds sterling and US dollars will be calculated based on the average exchange rate over the five business days during the week prior to the payment of the dividend.

The Board is recommending a final dividend per share of 10.23 eurocents, representing a 2.0% increase over the prior financial year’s final dividend per share. The ex-dividend date for the final dividend is 7 June 2018 for ordinary shareholders, the record date is 8 June 2018 and the dividend is payable on 3 August 2018. Dividend payments on ordinary shares will be paid directly into a nominated bank or building society account.

OTHER SIGNIFICANT DEVELOPMENTS INCLUDING LEGAL PROCEEDINGS

Vodafone Qatar

On 26 February 2018, we announced that Qatar Foundation would acquire Vodafone Europe B.V.’s 51% stake in the joint venture company, Vodafone and Qatar Foundation LLC, that controls Vodafone Qatar for a total cash consideration of QAR 1,350 million (€299 million), with QAR 1,250 million (€279 million) payable at completion and QAR 100 million (€22 million) payable 12 months after completion. The transaction was completed on 29 March 2018.

Board changes

On 24 January 2018, Vodafone announced the appointment of Michel Demaré as a Non-Executive Director with effect from 1 February 2018.

On 16 April 2018, Vodafone announced that Dr Mathias Döpfner would not seek re-election to the Board as a Non-Executive Director at the Company’s Annual General Meeting on 27 July 2018, and will stand down from the Board on that date.

On May 15th, 2018 the Vodafone Group Plc Board announced the succession plan for the role of Group Chief Executive. Effective 1 October 2018, Vittorio Colao will be succeeded by Group Chief Financial Officer Nick Read. At the date of the Group’s Annual General Meeting on 27 July 2018, Deputy CFO Margherita Della Valle will succeed Nick Read as Group Chief Financial Officer and will join the Board, and Nick Read will become Group Chief Executive-Designate.

Acquisition commitments

Vodafone India

On 20 March 2017, Vodafone announced the agreement to combine its subsidiary, Vodafone India (excluding its 42% stake in Indus Towers), with Idea Cellular Limited (“Idea”), which is listed on the Indian Stock Exchanges, with the combined company to be jointly controlled by Vodafone and the Aditya Birla Group (‘ABG’). Vodafone will own 45.1% of the combined company after transferring a stake of 4.9% to the Aditya Birla Group for approximately INR39 billion (approximately US$579 million) in cash concurrent with completion of the merger. ABG will then own 26.0% and has the right to acquire more shares from Vodafone under an agreed mechanism with a view to equalising the shareholdings over time. If Vodafone and ABG’s shareholdings in the combined company are not equal after four years, Vodafone will sell down shares in the combined company to equalise its shareholding to that of the ABG over the following five-year period. Until equalisation is achieved, the voting rights of the additional shares held by Vodafone will be restricted and votes will be exercised jointly under the terms of the shareholders’ agreement. The transaction has a break-fee of INR33 billion (US$500 million) that would become payable under certain circumstances.

On 4 January 2018 Idea announced its intention to raise up to INR67.5 billion (€882 million) of equity, which was achieved through a INR32.5 billion (€425 million) preferential allotment to the ABG entities and an additional INR35.0 billion (€457 million) of equity raised through a qualified institutions placement. The proceeds from this capital raise, in addition to the INR78.5 billion (€1.0 billion) of proceeds from the announced disposals of Vodafone India’s and Idea’s standalone tower businesses, would be used to strengthen the balance sheet of the merged entity (Vodafone India and Idea).

As a consequence of the change in shareholding in Idea following the capital raise, ABG and Vodafone have agreed that ABG will buy a minimum of 2.5% of the merged entity from Vodafone, or such higher stake required in order for ABG to ultimately own at least 26% of the merged entity. Consequently, Vodafone will receive minimum proceeds of INR19.6 billion (€256 million) from such sale and Vodafone’s ownership in the combined entity is expected to be not more than 47.5% at completion. Vodafone’s stake in the combined entity in excess of 45.1% will not be subject to any lock-up after closing and Vodafone will be free to sell the relevant shares without restrictions. Based on ABG’s shareholding in Idea as at 31 March 2018, ABG will need to acquire approximately 4.8% of the merged entity from Vodafone at completion in order to own at least 26% of the merged entity, This would result in Vodafone having an approximate 45.2% shareholding. The aforementioned changes to the capital structure were already contemplated in the scheme of arrangement for the merger, which has been approved by the Competition Commission of India, the shareholders and creditors of both Idea and Vodafone India, and the relevant National Company Law Tribunals. Foreign investment and Department of Telecommunications approvals are currently pending. As such, Vodafone now expects the merger to be completed in June 2018.

As per the agreement entered into on 20 March 2017, Vodafone India’s contribution of net debt to the merged entity and Vodafone Group’s funding requirement will be dependent on Idea’s net debt at completion of the merger, as well as customary closing adjustments, but is not affected by proceeds received in relation to the announced disposals of Vodafone India’s and Idea’s standalone towers and a potential monetisation of Idea’s 11.15% stake in Indus Towers. Vodafone will contribute INR24.8 billion (€323 million) more net debt than Idea at completion.

On 31 March 2018, Vodafone India completed the sale of its standalone tower business in India to ATC Telecom Infrastructure Private Limited (“ATC”) for an enterprise value of INR38.5 billion (€478 million). The receipt of these proceeds prior to completion of the proposed merger of Vodafone India and Idea was anticipated and provided for in the merger agreement and hence does not affect the agreed terms of the merger, including the amount of debt which Vodafone will contribute to the combined company at completion. Completion of Idea’s sale of its standalone tower business to ATC for INR40.0 billion is expected in the first half of this calendar year.

Following the completion of Idea’s equity raise in February 2018, under the terms of the merger agreement with Idea the Group intends to inject up to €1 billion of incremental equity into India, net of the proceeds of the sale of a stake in the JV to the Aditya Birla Group, prior to completion.

Vodafone Greece

On 23 January 2018, we announced that Vodafone Greece had agreed to acquire CYTA Telecommunications Hellas S.A., a provider of fixed and mobile telecommunication services in Greece, for a total enterprise value of €118 million. The acquisition is subject to a number of conditions, including antitrust clearance by the relevant competent authorities.

Vodafone to acquire Liberty Global’s operations in Germany, the Czech Republic, Hungary and Romania

On 9 May 2018, Vodafone announced that it had agreed to acquire Liberty Global’s operations in Germany, the Czech Republic, Hungary and Romania for an enterprise value of €18.4 billion. See page 33 for further details.

Legal proceedings

Indian tax cases

In August 2007 and September 2007, Vodafone India Limited (‘VIL’) and Vodafone International Holdings BV (‘VIHBV’) respectively received notices from the Indian tax authority alleging potential liability in connection with an alleged failure by VIHBV to deduct withholding tax from consideration paid to the Hutchison Telecommunications International Limited group (‘HTIL’) in respect of HTIL’s gain on its disposal to VIHBV of its interests in a wholly-owned Cayman Island incorporated subsidiary that indirectly holds interests in VIL. Following approximately five years of litigation in the Indian courts in which VIHBV sought to set aside the tax demand issued by the Indian tax authority, in January 2012 the Supreme Court of India handed down its judgement, holding that VIHBV’s interpretation of the Income Tax Act 1961 was correct, that the HTIL transaction in 2007 was not taxable in India, and that consequently, VIHBV had no obligation to withhold tax from consideration paid to HTIL in respect of the transaction. The Supreme Court of India quashed the relevant notices and demands issued to VIHBV in respect of withholding tax and interest.

On 28 May 2012 the Finance Act 2012 became law. The Finance Act 2012, which amended various provisions of the Income Tax Act 1961 with retrospective effect, contained provisions intended to tax any gain on transfer of shares in a non-Indian company, which derives substantial value from underlying Indian assets, such as VIHBV’s transaction with HTIL in 2007. Further, it seeks to subject a purchaser, such as VIHBV, to a retrospective obligation to withhold tax. VIHBV received a letter on 3 January 2013 from the Indian tax authority reminding it of the tax demand raised prior to the Supreme Court of India’s judgement and purporting to update the interest element of that demand to a total amount of INR142 billion, which includes principal and interest as calculated by the Indian tax authority but does not include penalties.

On 10 January 2014, VIHBV served an amended trigger notice on the Indian Government under the Netherlands-India Bilateral Investment Treaty (‘Dutch BIT’), supplementing a trigger notice filed on 17 April 2012, immediately prior to the Finance Act 2012 becoming effective, to add claims relating to an attempt by the Indian Government to tax aspects of the transaction with HTIL under transfer pricing rules. A trigger notice announces a party’s intention to submit a claim to arbitration and triggers a cooling off period during which both parties may seek to resolve the dispute amicably. Notwithstanding their attempts, the parties were unable to amicably resolve the dispute within the cooling off period stipulated in the Dutch BIT. On 17 April 2014, VIHBV served its notice of arbitration under the Dutch BIT, formally commencing the Dutch BIT arbitration proceedings.

In June 2016, the tribunal was fully constituted with Sir Franklin Berman KCMG QC appointed as presiding arbitrator. The Indian Government has raised objections to the application of the treaty to VIHBV’s claims and to the jurisdiction of the tribunal under the Dutch BIT. On 19 June 2017, the tribunal decided to try both these jurisdictional objections along with the merits of VIHBV’s claim in a hearing now scheduled for February 2019. More recent attempts by the Indian Government to have the jurisdiction arguments heard separately have also failed. VIHBV will file its response to India’s defence in July 2018 and India will respond in December 2018.

Separately, on 15 June 2015, Vodafone Group Plc and Vodafone Consolidated Holdings Limited served a trigger notice on the Indian Government under the United Kingdom-India Bilateral Investment Treaty (‘UK BIT’) in respect of retrospective tax claims under the Income Tax Act 1961 (as amended by the Finance Act 2012). Although relating to the same underlying facts as the claim under the Dutch BIT, the claim brought by Vodafone Group Plc and Vodafone Consolidated Holdings Limited is a separate and distinct claim under a different treaty. On 24 January 2017, Vodafone Group Plc and Vodafone Consolidated Holdings Limited served a Notice of Arbitration on the Indian Government formally commencing the arbitration. The Indian Government has appointed a second arbitrator as required under the UK BIT under protest.

The Indian Government has indicated that it considers the arbitration under the UK BIT to be an abuse of process but this is strongly denied by Vodafone. On 22 August 2017, the Indian Government obtained an injunction from the Delhi High Court preventing Vodafone from progressing the UK BIT arbitration. Vodafone was not present when India obtained this injunction and applied to dismiss it. On 26 October 2017, the Delhi High Court varied its order to permit Vodafone to participate in the formation of the UK BIT tribunal. It now consists of Marcelo Kohen, an Argentinian national and professor of international law in Geneva (appointed by India), Neil Kaplan, a British national (appointed by Vodafone Group Plc) and Professor Campbell Mclachlan QC, a New Zealand national (appointed by the parties as presiding arbitrator). No further steps in the arbitration were permitted pending a decision on India’s injunction. On 7 May 2018, the Delhi High Court dismissed the injunction. The Indian Government has the right to appeal the decision.

On 12 February 2016, VIHBV received a notice dated 4 February 2016 of an outstanding tax demand of INR221 billion (which included interest accruing since the date of the original demand) along with a statement that enforcement action, including against VIHBV’s indirectly held assets in India, would be taken if the demand was not satisfied. On 29 September 2017, VIHBV received an electronically generated demand in respect of alleged principal, interest and penalties in the amount of INR190.7 billion. This demand does not appear to have included any element for alleged accrued interest liability.

Separate proceedings in the Bombay High Court taken against VIHBV to seek to treat it as an agent of HTIL in respect of its alleged tax on the same transaction, as well as penalties of up to 100% of the assessed withholding tax for the alleged failure to have withheld such taxes, were listed for hearing at the request of the Indian Government on 21 April 2016 despite the issue having been ruled upon by the Supreme Court of India. The hearing has since been periodically listed and then adjourned or not reached hearing. VIHBV and Vodafone Group Plc will continue to defend vigorously any allegation that VIHBV or VIL is liable to pay tax in connection with the transaction with HTIL and will continue to exercise all rights to seek redress including pursuant to the Dutch BIT and the UK BIT. We have not recorded a provision in respect of the retrospective provisions of the Income Tax Act 1961 (as amended by the Finance Act 2012) and any tax demands based upon such provisions.

Other Indian tax cases

VIL and Vodafone India Services Private Limited (‘VISPL’) (formerly 3GSPL) are involved in a number of tax cases with total claims exceeding €2.4 billion plus interest, and penalties of up to 300% of the principal.

VISPL tax claims

VISPL has been assessed as owing tax of approximately €264 million (plus interest of €422 million) in respect of (i) a transfer pricing margin charged for the international call centre of HTIL prior to the 2007 transaction with Vodafone for HTIL assets in India; (ii) the sale of the international call centre by VISPL to HTIL; and (iii) the acquisition of and/or the alleged transfer of options held by VISPL for VIL. The first two of the three heads of tax are subject to an indemnity by HTIL. The larger part of the potential claim is not subject to any indemnity. VISPL unsuccessfully challenged the merits of the tax demand in the statutory tax tribunal and the jurisdiction of the tax office to make the demand in the High Court. The Tax Appeal Tribunal heard the appeal and ruled in the Tax Office’s favour. VISPL lodged an appeal (and stay application) in the Bombay High Court which was concluded in early May 2015. On 13 July 2015 the tax authorities issued a revised tax assessment reducing the tax VISPL had previously been assessed as owing in respect of (i) and (ii) above. In the meantime, (i) a stay of the tax demand on a deposit of £20 million and (ii) a corporate guarantee by VIHBV for the balance of tax assessed remain in place. On 8 October 2015, the Bombay High Court ruled in favour of Vodafone in relation to the options and the call centre sale. The Tax Office has appealed to the Supreme Court of India. A hearing has been adjourned with no specified date.

Indian regulatory cases

Adjusted Gross Revenue (‘AGR’) dispute before the Supreme Court of India: VIL and others v Union of India

VIL has challenged the tribunal’s judgement dated 23 April 2015 to the extent that it dealt with the calculation of AGR, upon which licence fees and spectrum usage charges are based. The cumulative impact of the inclusion of these components is approximately €1.67 billion. The Department of Telecommunications (‘DoT’) also moved cross appeals challenging the tribunal’s judgement. In the hearing before the Supreme Court of India, the Court orally directed the DoT not to take any coercive steps in the matter, which was adjourned. On 29 February 2016, the Supreme Court of India ordered that the DoT may continue to raise demands for fees and charges, but may not enforce them until a final decision on the matter.

Other cases in the Group

Spain: Patent litigation

Vodafone Group Plc has been sued in Spain by TOT Power Control (‘TOT’), an affiliate of Top Optimized Technologies. The claim makes a number of allegations including patent infringement, with TOT seeking over €500 million from Vodafone Group Plc as well as an injunction against using the technology in question. Vodafone’s initial challenge of the appropriateness of Spain as a venue for this dispute was denied. Vodafone Group Plc appealed the denial and was partially successful. In a decision dated 30 October 2017, the court ruled that while it did have jurisdiction to hear the infringement case relating to the Spanish patent, it was not competent to hear TOT’s contractual and competition law claims. This decision is subject to appeal. TOT’s application for an injunction was unsuccessful and TOT is appealing. A trial has now been set to commence on 10 September 2018.

Germany: Mannesmann and Kabel Deutschland takeover — class actions

Since 2001, the German courts have been determining the adequacy of the mandatory cash offer made to minority shareholders in Vodafone’s takeover of Mannesmann. The German courts were also asked to consider whether “squeeze out” compensation was payable to affected Mannesmann shareholders in a similar proceeding. In September 2014, the German courts awarded compensation to minority shareholders of Mannesmann in the amount of €229.58 per share, which would have resulted in a pay-out of €19 million. The German courts also ruled that the “squeeze out” compensation should amount to €251.31 per share, which would have resulted in a pay-out of €43.8 million. Vodafone appealed these decisions and in March 2018 the Court ruled in Vodafone’s favour that the original compensation had been adequate. There is no right of appeal.

Similar proceedings were initiated by 80 Kabel Deutschland shareholders. These proceedings are in their early stages, and, accordingly, Vodafone believes that it is too early to assess the likely quantum of any claim. In a hearing on 6 October 2016, the Court examined the Kabel Deutschland business plan which formed the main basis for the calculation of the offer per share. The next hearings are scheduled for June 2018.

Italy: British Telecom (Italy) v Vodafone Italy

The Italian Competition Authority concluded an investigation in 2007 when Vodafone Italy gave certain undertakings in relation to allegations that it had abused its dominant position in the wholesale market for mobile termination. In 2010, British Telecom (Italy) brought a civil damages claim against Vodafone Italy on the basis of the Competition Authority’s investigation and Vodafone Italy’s undertakings. British Telecom (Italy) sought damages in the amount of €280 million for abuse of dominant position by Vodafone Italy in the wholesale fixed to mobile termination market for the period from 1999 to 2007. A court appointed expert delivered an opinion to the Court that the range of damages in the case should be in the region of €10 million to €25 million which was reduced in a further supplementary report published in September 2014 to a range of €8 million to €11 million. Judgement was handed down by the court in August 2015, awarding €12 million (including interest) to British Telecom (Italy).

British Telecom (Italy) appealed the amount of the damages to the Court of Appeal of Milan. In addition, British Telecom (Italy) has asked again for a reference to the European Court of Justice for an interpretation of the European community law on antitrust damages. Vodafone Italy also filed an appeal which was successful. British Telecom (Italy) were ordered to repay to Vodafone Italy the €12 million with interest and legal costs. An appeal to the Supreme Court is still possible.

Netherlands: Consumer credit/handset case

In February 2016, the Dutch Supreme Court ruled on the Dutch implementation of the EU Consumer Credit Directive and “instalment sales agreements” (a Dutch law concept), holding that bundled “all-in” mobile subscription agreements (i.e. device along with mobile services) are considered consumer credit agreements. As a result, Vodafone Netherlands, together with the industry, has been working with the Ministry of Finance and the Competition Authority on compliance requirements going forward for such offers. The ruling also has retrospective effect.

A number of small claims have been submitted by individual customers in the small claims courts. On 15 February 2018, Consumentenbond (a claims agency) issued a press release stating that Consumentenbond has initiated collective claim proceedings against VodafoneZiggo, Tele2, T-Mobile and now KPN.

South Africa: GH Investments (‘GHI’) v Vodacom Congo

Vodacom Congo contracted with GHI to install ultra-low cost base stations on a revenue share basis. After rolling out three sites, GHI stopped and sought to renegotiate the terms. Vodacom Congo refused. GHI accused it of bad faith and infringement of intellectual property rights. In April 2015, GHI issued a formal notice for a claim of US$1.16 billion, although there does not seem to be a proper basis nor any substantiation for the compensation claimed. The dispute was submitted to mediation under the International Chamber of Commerce. A mediator was appointed in September 2015 who convened a first meeting which took place in early November 2015. A follow-up mediation meeting was scheduled for December 2015 but was postponed without a new date having been fixed. In July 2016, Vodacom filed a request for arbitration with the International Chamber of Commerce’s International Court of Arbitration. In their response GHI revised their claim down to US$256 million. Each party has appointed an arbitrator and the arbitrators have appointed a third arbitrator to act as chairman of the tribunal. A trial was scheduled for March 2018 but GHI failed to pay its share of the arbitration fees resulting in a decision by the Court in February 2018 that GHI’s claims were considered withdrawn.

South Africa: Makate v Vodacom (Proprietary) Limited (‘Vodacom’)

Negotiations in accordance with the Constitutional Court order to determine a reasonable compensation for Mr. Makate for a business idea that led to a product known as “Please Call Me” have deadlocked and the matter has been referred to the Group’s Chief Executive Officer to determine reasonable compensation in accordance with the Constitutional Court order.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statement

	2018		2017
	€m		€m
Revenue	46,571		47,631
Cost of sales	(32,771)		(34,576)
Gross profit	13,800		13,055
Selling and distribution expenses	(4,011)		(4,349)
Administrative expenses	(5,644)		(6,080)
Share of results of equity accounted associates and joint ventures	(59)		47
Other income and expense	213		1,052
Operating profit	4,299		3,725
Non-operating income and expense	(32)		(1)
Investment income	685		474
Financing costs	(1,074)		(1,406)
Profit before taxation	3,878		2,792
Income tax credit/(expense)	879		(4,764)
Profit/(loss) for the financial year from continuing operations	4,757		(1,972)
Loss for the financial year from discontinued operations	(1,969)		(4,107)
Profit/(loss) for the financial year	2,788		(6,079)

Attributable to:
– Owners of the parent	2,439		(6,297)
– Non-controlling interests	349		218
Profit/(loss) for the financial year	2,788		(6,079)

Earnings/(loss) per share
From continuing operations:
– Basic	15.87	c	(7.83	)c
– Diluted	15.82	c	(7.83	)c
Total Group:
– Basic	8.78	c	(22.51	)c
– Diluted	8.76	c	(22.51	)c

Consolidated statement of comprehensive income

	2018	2017
	€m	€m
Profit/(loss) for the financial year	2,788	(6,079)
Other comprehensive income/(expense):
Items that may be reclassified to the income statement in subsequent years
Gains on revaluation of available-for-sale investments, net of tax	9	2
Foreign exchange translation differences, net of tax	(1,909)	(1,201)
Foreign exchange gains transferred to the income statement	(80)	—
Fair value losses transferred to the income statement	—	4
Other, net of tax	(339)	110
Total items that may be reclassified to the income statement in subsequent years	(2,319)	(1,085)
Items that will not be reclassified to the income statement in subsequent years
Net actuarial losses on defined benefit pension schemes, net of tax	(70)	(272)
Total items that will not be reclassified to the income statement in subsequent years	(70)	(272)
Other comprehensive expense	(2,389)	(1,357)
Total comprehensive income/(expense) for the financial year	399	(7,436)

Attributable to:
– Owners of the parent	187	(7,535)
– Non-controlling interests	212	99
	399	(7,436)

Consolidated statement of financial position

		2018	2017
	Note	€m	€m
Non-current assets
Goodwill		26,734	26,808
Other intangible assets		16,523	19,412
Property, plant and equipment		28,325	30,204
Investments in associates and joint ventures		2,538	3,138
Other investments		3,204	3,459
Deferred tax assets		26,200	24,300
Post employment benefits		110	57
Trade and other receivables		4,026	4,569
		107,660	111,947
Current assets
Inventory		581	576
Taxation recoverable		106	150
Trade and other receivables		9,975	9,861
Other investments		8,795	6,120
Cash and cash equivalents		4,674	8,835
		24,131	25,542
Assets held for sale	3	13,820	17,195
Total assets		145,611	154,684

Equity
Called up share capital		4,796	4,796
Additional paid-in capital		150,197	151,808
Treasury shares		(8,463)	(8,610)
Accumulated losses		(106,695)	(105,851)
Accumulated other comprehensive income		27,805	30,057
Total attributable to owners of the parent		67,640	72,200

Non-controlling interests		967	1,525
Put options over non-controlling interests		—	(6)
Total non-controlling interests		967	1,519

Total equity		68,607	73,719

Non-current liabilities
Long-term borrowings		32,908	34,523
Deferred tax liabilities		644	535
Post employment benefits		520	651
Provisions		1,065	1,130
Trade and other payables		2,843	1,737
		37,980	38,576
Current liabilities
Short-term borrowings		10,351	12,051
Taxation liabilities		541	661
Provisions		891	1,049
Trade and other payables		16,242	16,834
		28,025	30,595
Liabilities held for sale	3	10,999	11,794
Total equity and liabilities		145,611	154,684

Consolidated statement of changes in equity

	Share capital	Additional paid-in capital[1]	Treasury shares	Accumulated comprehensive losses[2]	Equity attributable to the owners	Non- controlling interests	Total equity
	€m	€m	€m	€m	€m	€m	€m

1 April 2016	4,796	151,694	(8,777)	(64,388)	83,325	1,811	85,136
Issue or reissue of shares	—	2	167	(150)	19	—	19
Share-based payments	—	112	—	—	112	—	112
Transactions with non-controlling interests in subsidiaries	—	—	—	(12)	(12)	17	5
Comprehensive expense	—	—	—	(7,535)	(7,535)	99	(7,436)
Dividends	—	—	—	(3,709)	(3,709)	(410)	(4,119)
Other	—	—	—	—	—	2	2
31 March 2017	4,796	151,808	(8,610)	(75,794)	72,200	1,519	73,719

1 April 2017	4,796	151,808	(8,610)	(75,794)	72,200	1,519	73,719
Issue or reissue of shares[3]	—	(1,741)	1,882	(127)	14	—	14
Share-based payments	—	130	—	—	130	—	130
Transactions with non-controlling interests in subsidiaries	—	—	—	805	805	311	1,116
Disposal of subsidiaries	—	—	—	—	—	(769)	(769)
Comprehensive income	—	—	—	187	187	212	399
Dividends	—	—	—	(3,961)	(3,961)	(306)	(4,267)
Repurchase of treasury shares[4]	—	—	(1,735)	—	(1,735)	—	(1,735)
31 March 2018	4,796	150,197	(8,463)	(78,890)	67,640	967	68,607

Notes:

1.          Includes share premium, capital redemption reserve, merger reserve and share-based payment reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS.

2.          Includes accumulated losses and accumulated other comprehensive income.

3.          Includes the reissue of 729.1 million of shares (€1,742 million) in August 2017 in order to satisfy the first tranche of the Mandatory Convertible Bond.

4.          This represents the irrevocable and non-discretionary share buyback programme announced on 25 August 2017.

Consolidated statement of cash flows

	2018	2017
	€m	€m

Inflow from operating activities	13,600	14,223

Cash flows from investing activities
Purchase of interests in subsidiaries, net of cash acquired	(9)	(28)
Purchase of interests in associates and joint ventures	(33)	499
Purchase of intangible assets	(3,246)	(2,576)
Purchase of property, plant and equipment	(4,917)	(6,285)
Purchase of investments	(3,901)	(2,219)
Disposal of interests in subsidiaries, net of cash disposed	239	2
Disposal of interests in associates and joint ventures	115	4
Disposal of property, plant and equipment	41	43
Disposal of investments	1,250	3,597
Dividends received from associates and joint ventures	489	433
Interest received	378	434
Cash flows from discontinued operations	(247)	(2,327)
Outflow from investing activities	(9,841)	(8,423)

Cash flows from financing activities
Issue of ordinary share capital and reissue of treasury shares	20	25
Net movement in short term borrowings	(534)	1,293
Proceeds from issue of long term borrowings	4,440	7,326
Repayment of borrowings	(4,664)	(9,267)
Purchase of treasury shares	(1,766)	—
Equity dividends paid	(3,920)	(3,714)
Dividends paid to minority shareholders in subsidiaries	(310)	(413)
Other transactions with non-controlling shareholders in subsidiaries	1,097	5
Other movements in loans with associates and joint ventures	(194)	70
Interest paid[1]	(991)	(1,264)
Cash flow from discontinued operations	(302)	(3,157)
Tax on financing activities	(110)	—
Outflow from financing activities	(7,234)	(9,096)

Net cash outflow	(3,475)	(3,296)
Cash and cash equivalents at beginning of the financial year	9,302	12,911
Exchange loss on cash and cash equivalents	(433)	(313)
Cash and cash equivalents at end of the financial year[2]	5,394	9,302

Notes:

1.          Amount for 2018 includes €140 million of cash inflow on derivative financial instruments for the share buyback related to the first tranche of the mandatory convertible bond that matured during the year.

2.          Includes cash and cash equivalents as presented in the statement of financial position of €4,674 million (31 March 2017: €8,835 million) and cash and cash equivalents presented in assets held for sale of €727 million (31 March 2017: €467 million), together with overdrafts of €7 million (31 March 2017: €nil).

1                 Basis of preparation

The preliminary results for the year ended 31 March 2018 are an abridged statement of the full annual report which was approved by the Board of Directors on 15 May 2018. The consolidated financial statements within the full annual report are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board. They are also prepared in accordance with IFRS as adopted by the European Union (‘EU’), the Companies Act 2006 and Article 4 of the EU IAS Regulations.

The auditor’s report on those consolidated financial statements was unqualified, did not draw attention to any matters by way of emphasis without qualifying their report, and did not contain statements under section 498(2) or 498(3) of the Companies Act 2006. The preliminary results do not comprise statutory accounts within the meaning of section 434(3) of the Companies Act 2006. The annual report for the year ended 31 March 2018 will be delivered to the Registrar of Companies following the Company’s annual general meeting to be held on 27 July 2018.

The financial information included in this preliminary announcement does not itself contain sufficient information to comply with IFRS. The Company will publish full financial statements that comply with IFRS in June 2018.

The preparation of the preliminary results requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

On 1 April 2017, the Group adopted certain new accounting policies where necessary to comply with amendments to IFRS, none of which had a material impact on the consolidated results, financial position or cash flows of the Group; further details are provided in the Group’s annual report for the year ended 31 March 2018.

2                 Equity dividends

	2018	2017
	€m	€m

Declared during the financial year:
Final dividend for the year ended 31 March 2017: 10.03 eurocents per share (2016: 7.77 pence per share)	2,670	2,447
Interim dividend for the year ended 31 March 2018: 4.84 eurocents per share (2017: 4.74 eurocents per share)	1,291	1,262
	3,961	3,709

Proposed after the end of the reporting period and not recognised as a liability:
Final dividend for the year ending 31 March 2018: 10.23 eurocents per share (2017: 10.03 eurocents per share)	2,729	2,670

3                 Discontinued operations and assets held for sale

On 20 March 2017, Vodafone announced the agreement to combine its subsidiary, Vodafone India (excluding its 42% stake in Indus Towers), with Idea Cellular, which is listed on the Indian Stock Exchanges, with the combined company to be jointly controlled by Vodafone and the Aditya Birla Group. Consequently, Vodafone India is now accounted for as a discontinued operation, the results of which are detailed below.

Income statement and segment analysis of discontinued operations

	2018	2017
	€m	€m
Revenue	4,648	5,827
Cost of sales	(2,995)	(4,504)
Gross profit	1,653	1,323
Selling and distribution expenses	(237)	(276)
Administrative expenses	(533)	(703)
Impairment losses	—	(4,515)
Other income and expense	416	—
Operating profit/(loss)	1,299	(4,171)
Financing costs	(715)	(909)
Profit/(loss) before taxation	584	(5,080)
Income tax (expense)/credit	(308)	973
Profit/(loss) after tax of discontinued operations	276	(4,107)

Pre-tax loss on the re-measurement of disposal group[1]	(3,170)	—
Income tax credit	925	—
After tax loss on the re-measurement of disposal group	(2,245)	—

Loss for the financial year from discontinued operations	(1,969)	(4,107)

Loss per share from discontinued operations

	2018		2017
	eurocents		eurocents
- Basic	(7.09	)c	(14.68	)c
- Diluted	(7.06	)c	(14.68	)c

Total comprehensive expense for the financial year from discontinued operations

	2018	2017
	€m	€m
Attributable to owners of the parent	(1,969)	(4,107)

Note:

1.   Comprises a non-cash charge of €3,170 million (€2,245 million net of tax) (2017: €nil) to reduce the carrying value of Vodafone India to fair value less costs to sell. The fair value of the Group’s interest in Vodafone India Limited at 31 March 2018 has been measured in part by reference to the share price of Idea Cellular Limited at that date of INR 75.9 per share.

Assets and liabilities held for sale

Assets and liabilities relating to our operations in India have been classed as held for sale on the consolidated statement of financial position at 31 March 2018 and 31 March 2017. The relevant assets and liabilities are detailed in the table below.

	2018	2017
	€m	€m
Non-current assets	10,927	14,572
Current assets	2,893	2,623
Total assets held for sale	13,820	17,195

Non-current liabilities	(7,398)	(8,862)
Current liabilities	(3,601)	(2,932)
Total liabilities held for sale	(10,999)	(11,794)

4                 Subsequent events

Vodafone UK

On 5 April 2018, Vodafone announced that Vodafone UK had acquired 50 MHz of spectrum in the 3400 MHz band for mobile data services in Ofcom’s auction for a total cost of £378.2 million (€433.4 million). The spectrum acquired has a twenty-year term and is convertible to perpetual licences thereafter.

Indus Towers

On 25 April 2018, Vodafone, Bharti Airtel Limited (‘Bharti Airtel’) and Idea announced the merger of Indus Towers Limited (‘Indus Towers’) into Bharti Infratel Limited (‘Bharti Infratel’), creating a combined company that will own the respective businesses of Bharti Infratel and Indus Towers. Indus Towers is currently jointly owned by Bharti Infratel (42%), Vodafone (42%), Idea Group (11.15%) and Providence (4.85%). Bharti Airtel and Vodafone will jointly control the combined company, in accordance with the terms of a new shareholders’ agreement.

Idea Group has the option to either sell its 11.15% shareholding in Indus Towers for cash or receive new shares in the combined company. Providence has the option to elect to receive cash or shares for 3.35% of its 4.85% shareholding in Indus Towers, with the balance exchanged for shares.

Vodafone will be issued with 783.1m new shares in the combined company, in exchange for its 42% shareholding in Indus Towers. On the basis that (a) Providence decides to sell 3.35% of its 4.85% shareholding in Indus Towers for cash and (b) Idea Group decides to sell its full 11.15% shareholding in Indus Towers for cash, these shares would be equivalent to a 29.4% shareholding in the combined company. On the basis that (a) Providence decides to sell 3.35% of its 4.85% shareholding in Indus Towers for cash, and (b) Idea Group decides to sell its full 11.15% shareholding in Indus Towers for cash, Bharti Airtel’s shareholding will be diluted from 53.5% in Bharti Infratel today to 37.2% in the combined company. The final number of shares issued to Vodafone and the cash paid or shares issued to Idea Group and Providence, will be subject to closing adjustments, including but not limited to movements in net debt and working capital for Bharti Infratel and Indus Towers.

The transaction is conditional on regulatory and other approvals and is expected to close before the end of the financial year ending 31 March 2019.

Vodafone to acquire Liberty Global’s operations in Germany, the Czech Republic, Hungary and Romania

On 9 May 2018, Vodafone announced that it had agreed to acquire Unitymedia GmbH (“Unitymedia”) in Germany and Liberty Global’s operations (excluding its “Direct Home” business) in the Czech Republic (“UPC Czech”), Hungary (“UPC Hungary”), and Romania (“UPC Romania”), for a total enterprise value of €18.4 billion (the “Transaction”). This is expected to comprise approximately €10.8 billion of cash consideration paid to Liberty Global and €7.6 billion of existing Liberty debt, subject to completion adjustments.

UPC Czech, UPC Hungary and UPC Romania will be acquired on a cash-free, debt-free basis, while it is expected that Unitymedia’s existing bond structure (€4.5 billion outstanding as of 9 May 2018) will be retained and refinanced over time, with €2.2 billion of Unitymedia’s term loans to be refinanced shortly after completion.

The €10.8 billion of cash consideration payable to Liberty Global and the refinancing of Unitymedia’s term loans will be financed using Vodafone’s existing cash, around €10 billion of new debt facilities (including hybrid debt securities) and around €3 billion of mandatory convertible bonds, which will be issued prior to completion. The cash consideration payable to Liberty Global will be subject to adjustments for net debt and other items at completion.

A break fee of €250 million will be payable by Vodafone, in certain circumstances, if the Transaction does not complete.

The Transaction is subject to review by and approval from the European Commission. It is anticipated that completion will take place around the middle of calendar 2019.

ALTERNATIVE PERFORMANCE MEASURES

In the discussion of the Group’s reported operating results, alternative performance measures are presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

Service revenue

Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls. We believe that it is both useful and necessary to report this measure for the following reasons:

•      It is used for internal performance reporting;

•      It is used in setting director and management remuneration; and

•      It is useful in connection with discussion with the investment analyst community.

A reconciliation of reported service revenue to the respective closest equivalent GAAP measure, revenue, are provided in the section “Financial results” beginning on page 7.

Adjusted EBITDA

Adjusted EBITDA is operating profit excluding share of results in associates and joint ventures, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses, restructuring costs arising from discrete restructuring plans, other operating income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group. We use adjusted EBITDA, in conjunction with other GAAP and non-GAAP financial measures such as adjusted EBIT, adjusted operating profit, operating profit and net profit, to assess our operating performance. We believe that adjusted EBITDA is an operating performance measure, not a liquidity measure, as it includes non-cash changes in working capital and is reviewed by the Chief Executive to assess internal performance in conjunction with adjusted EBITDA margin, which is an alternative sales margin figure. We believe it is both useful and necessary to report adjusted EBITDA as a performance measure as it enhances the comparability of profit across segments.

Because adjusted EBITDA does not take into account certain items that affect operations and performance, adjusted EBITDA has inherent limitations as a performance measure. To compensate for these limitations, we analyse adjusted EBITDA in conjunction with other GAAP and non-GAAP operating performance measures. Adjusted EBITDA should not be considered in isolation or as a substitute for a GAAP measure of operating performance.

A reconciliation of adjusted EBITDA to the closest equivalent GAAP measure, operating profit, is provided in the section “Financial results” beginning on page 7.

Group adjusted EBIT, adjusted operating profit and adjusted earnings per share

Group adjusted EBIT and adjusted operating profit exclude impairment losses, restructuring costs arising from discrete restructuring plans, amortisation of customer bases and brand intangible assets, other operating income and expense and other significant one-off items. Adjusted EBIT also excludes the share of results in associates and joint ventures. Adjusted earnings per share also excludes certain foreign exchange rate differences, together with related tax effects.

We believe that it is both useful and necessary to report these measures for the following reasons:

•      These measures are used for internal performance reporting;

•      These measures are used in setting director and management remuneration; and

•      They are useful in connection with discussion with the investment analyst community and debt rating agencies.

Reconciliations of adjusted EBIT, adjusted operating profit and adjusted earnings per share to the respective closest equivalent GAAP measures, operating profit and basic earnings per share, respectively, are provided in the section “Financial results” beginning on page 7.

Cash flow measures and capital additions

In presenting and discussing our reported results, free cash flow (pre-spectrum), free cash flow, capital additions and operating free cash flow are calculated and presented even though these measures are not recognised within IFRS. We believe that it is both useful and necessary to communicate free cash flow to investors and other interested parties, for the following reasons:

•      Free cash flow (pre-spectrum) and free cash flow allows us and external parties to evaluate our liquidity and the cash generated by our operations. Free cash flow (pre-spectrum) and capital additions do not include payments for licences and spectrum included within intangible assets, items determined independently of the ongoing business, such as the level of dividends, and items which are deemed discretionary, such as cash flows relating to acquisitions and disposals or financing activities. In addition, it does not necessarily reflect the amounts which we have an obligation to incur. However, it does reflect the cash available for such discretionary activities, to strengthen the consolidated statement of financial position or to provide returns to shareholders in the form of dividends or share purchases;

•      Free cash flow facilitates comparability of results with other companies, although our measure of free cash flow may not be directly comparable to similarly titled measures used by other companies;

•      These measures are used by management for planning, reporting and incentive purposes; and

•      These measures are useful in connection with discussion with the investment analyst community and debt rating agencies.

A reconciliation of cash generated by operations, the closest equivalent GAAP measure, to operating free cash flow, free cash flow (pre-spectrum) and free cash flow, is provided below.

	2018	2017
	€m	€m
Net cash flow from operating activities	13,600	14,223
Net tax paid	1,118	761
Cash flow from discontinued operations	(858)	(1,203)
Cash generated by operations	13,860	13,781
Capital additions	(7,321)	(7,675)
Working capital movement in respect of capital additions	171	(822)
Disposal of property, plant and equipment	41	43
Restructuring payments	250	266
Other	—	34
Operating free cash flow	7,001	5,627
Taxation	(1,010)	(761)
Dividends received from associates and investments	489	433
Dividends paid to non-controlling shareholders in subsidiaries	(310)	(413)
Interest received and paid	(753)	(830)
Free cash flow (pre-spectrum)	5,417	4,056
Licence and spectrum payments	(1,123)	(474)
Restructuring payments	(250)	(266)
Free cash flow	4,044	3,316

2018 financial year guidance

The adjusted EBITDA and free cash flow guidance measures for the year ended 31 March 2018 were forward-looking alternative performance measures based on the Group’s assessment of the global macroeconomic outlook and foreign exchange rates of €1:ZAR 14.6, €1:£0.85, €1:TRY 4.0 and €1:EGP 19.1. These guidance measures exclude the impact of licence and spectrum payments, material one-off tax-related payments, restructuring costs and any fundamental structural change to the Eurozone. They also assume no material change to the current structure of the Group. We believe it is both useful and necessary to report these guidance measures to give investors an indication of the Group’s expected future performance, the Group’s sensitivity to foreign exchange movements and to report actual performance against these guidance measures.

Reconciliations of adjusted EBITDA and free cash flow to the 2018 financial year guidance basis is shown below.

	Adjusted EBITDA			Free cash flow (pre-spectrum)
	2018	2017	Growth	2018
	€m	€m	%	€m
Reported	14,737	14,149	4.2	5,417
Other activity (including M&A)	—	(476)		19
Foreign exchange	266	(248)		142
Guidance basis	15,003	13,425	11.8	5,578

Other

A summary of certain other alternative performance measures included in this results announcement, together with details of where additional information and reconciliation to the nearest equivalent GAAP measure can be found, is shown below.

Alternative performance measure	Closest equivalent GAAP measure	Location in this results announcement of reconciliation and further information
Adjusted profit before tax	Profit before taxation	Taxation on page 17
Adjusted effective tax rate	Income tax expense as a percentage of profit before taxation	Taxation on page 17
Adjusted income tax expense	Income tax expense	Taxation on page 17
Adjusted profit attributable to owners of the parent	Profit attributable to owners of the parent	Earnings per share on page 18

Organic growth and change at constant exchange rates

All amounts in this document marked with an “*” represent “organic growth”, which presents performance on a comparable basis in terms of merger and acquisition activity and foreign exchange rates. “Change at constant exchange rates” presents performance on a comparable basis in terms of foreign exchange rates only. Whilst neither of these measures are intended to be a substitute for reported growth, nor are they superior to reported growth, we believe that these measures provide useful and necessary information to investors and other interested parties for the following reasons:

•      They provide additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;

•      They are used for internal performance analysis; and

•      They facilitate comparability of underlying growth with other companies (although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies).

The Group’s organic growth rates for all periods exclude the results of Vodafone India (excluding its 42% stake in Indus Towers), which are now reported in discontinued operations, and exclude the results of Vodafone Netherlands following the disposal of its consumer fixed business and subsequent merger into VodafoneZiggo, as well as the results of VodafoneZiggo after the merger. In addition, operating segment organic service revenue growth rates for the quarter ended 31 December 2017 and the quarter and year ended 31 March 2018 have been amended to exclude the adverse impact of changes to intercompany interconnect rates.

We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this news release. If comparatives were provided, significant sections of the commentary from the news release for prior periods would also need to be included, reducing the usefulness and transparency of this document.

Reconciliations of organic growth to reported growth are shown where used or in the tables below.

				Other
				activity
				(including	Foreign
	2018	2017	Reported	M&A)	exchange	Organic*
	€m	€m	%	pps	pps	%
Year ended 31 March 2018
Revenue
Germany	10,847	10,600	2.3	0.1	—	2.4
Italy	6,204	6,101	1.7	0.2	—	1.9
UK	7,078	6,925	2.2	0.1	5.1	7.4
Spain	4,978	4,973	0.1	0.3	—	0.4
Other Europe	4,941	6,128	(19.4)	22.9	(0.3)	3.2
Eliminations	(160)	(177)
Europe	33,888	34,550	(1.9)	4.1	0.8	3.0
Vodacom	5,692	5,294	7.5	—	0.2	7.7
Other AMAP	5,770	6,479	(10.9)	1.2	21.0	11.3

Turkey	2,845	3,052	(6.8)	0.1	21.2	14.5
Egypt	961	1,329	(27.7)	—	48.0	20.3

AMAP	11,462	11,773	(2.6)	0.5	11.5	9.4
Other	1,408	1,390
Eliminations	(187)	(82)
Total	46,571	47,631	(2.2)	2.7	3.3	3.8
India	4,670	5,853	(20.2)	—	1.7	(18.5)

				Other activity (including	Foreign
	2018	2017	Reported	M&A)	exchange	Organic*
	€m	€m	%	pps	pps	%
Year ended 31 March 2018
Adjusted EBITDA
Germany	4,010	3,617	10.9	(0.1)	(0.1)	10.7
Italy	2,329	2,229	4.5	0.1	—	4.6
UK	1,762	1,212	45.4	(1.2)	7.6	51.8
Spain	1,420	1,360	4.4	0.6	—	5.0
Other Europe	1,515	1,865	(18.8)	26.8	(0.3)	7.7
Europe	11,036	10,283	7.3	5.1	0.6	13.0
Vodacom	2,203	2,063	6.8	—	(0.3)	6.5
Other AMAP	1,554	1,791	(13.2)	1.0	24.1	11.9

Turkey	644	646	(0.3)	0.3	22.6	22.6
Egypt	413	590	(30.0)	—	44.9	14.9
AMAP	3,757	3,854	(2.5)	0.3	10.8	8.6
Other	(56)	12
Total	14,737	14,149	4.2	4.3	3.3	11.8
India	1,030	1,596	(35.5)	—	1.0	(34.5)

Group - Adjusted EBITDA excluding the impact of roaming, UK handset financing and regulatory settlements	14,737	14,149	4.2	0.4	3.3	7.9
Europe - Adjusted EBITDA excluding the impact of roaming, UK handset financing and regulatory settlements	11,036	10,283	7.3	—	0.6	7.9
Germany - Adjusted EBITDA excluding the impact of legal settlement	4,010	3,617	10.9	(2.5)	(0.1)	8.3
UK - Adjusted EBITDA excluding the impact of handset financing, regulatory settlements and the reallocation of central costs	1,762	1,212	45.4	(51.6)	7.6	1.4

Percentage point change in adjusted EBITDA margin
Europe	32.6%	29.8%	2.8	0.2	(0.1)	2.9
AMAP	32.8%	32.7%	0.1	(0.1)	(0.3)	(0.3)
Other AMAP	26.9%	27.6%	(0.7)	(0.1)	1.0	0.2

Turkey	22.6%	21.2%	1.4	—	0.1	1.5
Egypt	43.0%	44.4%	(1.4)	—	(0.6)	(2.0)
Group	31.6%	29.7%	1.9	0.3	—	2.2

Group - Adjusted EBITDA margin excluding the impact of roaming, UK handset financing and regulatory settlement	31.6%	29.7%	1.9	(0.6)	—	1.3
UK - Adjusted EBITDA margin excluding the impact of handset financing, regulatory settlements and the reallocation of central costs	24.9%	17.5%	7.4	(7.2)	0.1	0.3

Adjusted EBIT
Europe	2,855	1,939	47.2	40.6	(1.5)	86.3
AMAP	2,102	2,025	3.8	(1.6)	9.4	11.6
Other	(130)	6
Total	4,827	3,970	21.6	20.7	4.9	47.2
India	990	480	106.3	0.1	4.3	110.7

Adjusted operating profit
Europe	2,895	1,890	53.2	34.8	(1.7)	86.3
AMAP	2,453	2,238	9.6	(1.6)	9.9	17.9
Other	(132)	6
Total	5,216	4,134	26.2	17.4	5.4	49.0
India	990	480	106.3	0.1	4.3	110.7

				Other activity (including	Foreign
	2018	2017	Reported	M&A)	exchange	Organic*
	€m	€m	%	pps	pps	%
Year ended 31 March 2018
Service revenue
Germany	10,262	10,006	2.6	—	—	2.6

Mobile service revenue	6,087	6,071	0.3	0.1	—	0.4
Fixed service revenue	4,175	3,935	6.1	—	—	6.1
Italy	5,302	5,247	1.0	0.2	—	1.2

Mobile service revenue	4,310	4,365	(1.3)	0.3	—	(1.0)
Fixed service revenue	992	882	12.5	—	(0.1)	12.4
UK	6,094	6,632	(8.1)	0.1	4.5	(3.5)

Mobile service revenue	4,629	5,079	(8.9)	0.1	4.6	(4.2)
Fixed service revenue	1,465	1,553	(5.7)	—	4.6	(1.1)
Spain	4,587	4,507	1.8	0.3	—	2.1
Other Europe	4,625	5,756	(19.6)	22.9	(0.4)	2.9

Of which: Ireland	949	954	(0.5)	0.3	—	(0.2)
Of which: Portugal	950	911	4.3	0.4	(0.1)	4.6
Of which: Greece	815	789	3.3	0.4	—	3.7
Eliminations	(157)	(173)
Europe	30,713	31,975	(3.9)	4.0	0.8	0.9

Mobile service revenue	21,778	23,351	(6.7)	4.9	0.8	(1.0)
Fixed service revenue	8,935	8,624	3.6	1.4	0.9	5.9
Vodacom	4,656	4,447	4.7	—	0.3	5.0

Of which: South Africa	3,601	3,396	6.0	—	(1.1)	4.9
Of which: International operations	1,034	1,001	3.3	—	5.0	8.3
Other AMAP	4,845	5,509	(12.1)	1.6	21.2	10.7

Of which: Turkey	2,146	2,310	(7.1)	0.1	21.1	14.1
Of which: Egypt	927	1,278	(27.5)	—	48.2	20.7
Of which: New Zealand	1,099	1,169	(6.0)	—	5.5	(0.5)
AMAP	9,501	9,956	(4.6)	0.6	11.7	7.7
Other	1,037	1,138
Eliminations	(185)	(82)
Total service revenue	41,066	42,987	(4.5)	3.1	3.2	1.8
Other revenue	5,505	4,644
Revenue	46,571	47,631	(2.2)	2.7	3.3	3.8

Other growth metrics
Group - Enterprise service revenue	12,018	12,735	(5.6)	4.2	2.3	0.9
Europe - Enterprise service revenue	9,504	10,164	(6.5)	5.4	1.2	0.1
AMAP - Enterprise service revenue	2,042	2,098	(2.7)	(0.7)	8.7	5.3
Group - IoT revenue	747	697	7.2	5.5	1.4	14.1
Germany - Operating expenses	(2,537)	(2,597)	(2.3)	—	—	(2.3)
Italy - Operating expenses	(1,265)	(1,346)	(6.0)	—	—	(6.0)
UK - Operating expenses	(1,911)	(2,111)	(9.5)	—	4.6	(4.9)
Spain - Consumer converged revenues	1,804	1,586	13.7	—	—	13.7
Spain - Operating expenses	(1,121)	(1,149)	(2.4)	—	(0.1)	(2.5)
South Africa - Data revenue	1,540	1,352	13.9	—	(1.1)	12.8
South Africa - Voice revenue	1,459	1,505	(3.1)	—	(1.5)	(4.6)
India - Revenue	4,670	5,853	(20.2)	—	1.7	(18.5)
India - Service revenue	4,643	5,834	(20.4)	—	1.7	(18.7)
Excluding the impact of legal settlement:
Group - Service revenue	41,066	42,987	(4.5)	2.9	3.2	1.6
Europe - Service revenue	30,713	31,975	(3.9)	3.7	0.8	0.6
Germany - Service revenue	10,262	10,006	2.6	(1.0)	—	1.6
Germany - Fixed service revenue	4,175	3,935	6.1	(2.6)	—	3.5
Excluding the impact of regulation, German legal settlement and UK handset financing:
Group - Enterprise service revenue	12,018	12,735	(5.6)	5.4	2.3	2.1
Europe - Service revenue	30,713	31,975	(3.9)	5.1	0.8	2.0
Germany - Service revenue	10,262	10,006	2.6	(0.1)	—	2.5
Germany - Mobile service revenue	6,087	6,071	0.3	1.5	—	1.8
UK - Service revenue	6,094	6,632	(8.1)	3.9	4.5	0.3
UK - Mobile service revenue	4,629	5,079	(8.9)	5.0	4.6	0.7
Ireland - Service revenue	949	954	(0.5)	1.8	—	1.3
India - Service revenue	4,643	5,834	(20.4)	4.7	1.7	(14.0)

				Other activity (including	Foreign
	2018	2017	Reported	M&A)	exchange	Organic*
	€m	€m	%	pps	pps	%
Quarter ended 31 March 2018
Service revenue
Germany	2,636	2,492	5.8	0.1	—	5.9

Mobile service revenue	1,501	1,500	0.1	0.2	—	0.3
Fixed service revenue	1,135	992	14.4	—	—	14.4
Italy	1,305	1,298	0.5	0.2	—	0.7

Mobile service revenue	1,051	1,069	(1.7)	0.2	—	(1.5)
Fixed service revenue	254	229	10.9	—	0.2	11.1
UK	1,524	1,624	(6.2)	0.1	2.7	(3.4)

Mobile service revenue	1,114	1,218	(8.5)	0.2	2.6	(5.7)
Fixed service revenue	410	406	1.0	—	2.6	3.6
Spain	1,117	1,109	0.7	0.3	—	1.0
Other Europe	1,144	1,102	3.8	0.2	(0.7)	3.3

Of which: Ireland	244	235	3.8	0.3	0.2	4.3
Of which: Portugal	232	226	2.7	0.3	0.1	3.1
Of which: Greece	195	189	3.2	0.1	—	3.3
Eliminations	(35)	(32)
Europe	7,691	7,593	1.3	—	0.5	1.8

Mobile service revenue	5,305	5,412	(2.0)	—	0.5	(1.5)
Fixed service revenue	2,386	2,181	9.4	—	0.5	9.9
Vodacom	1,197	1,198	(0.1)	—	5.9	5.8

Of which: South Africa	946	937	1.0	(0.1)	4.3	5.2
Of which: International operations	251	252	(0.4)	—	11.5	11.1
Other AMAP	1,163	1,239	(6.1)	1.0	15.3	10.2

Of which: Turkey	505	526	(4.0)	—	18.3	14.3
Of which: Egypt	232	224	3.6	—	15.1	18.7
Of which: New Zealand	265	303	(12.5)	—	11.4	(1.1)
AMAP	2,360	2,437	(3.2)	0.3	10.7	7.8
Other	292	314
Eliminations	(58)	(23)
Total service revenue	10,285	10,321	(0.3)	—	2.7	2.4
Other revenue	1,414	1,020
Revenue	11,699	11,341	3.2	(0.9)	2.9	5.2

Other growth metrics
Group - Enterprise service revenue	3,054	3,071	(0.6)	(0.1)	2.2	1.5
Group - IoT revenue	203	184	10.3	—	1.5	11.8
South Africa - Data revenue	411	380	8.2	—	4.9	13.1
India - Revenue	993	1,385	(28.3)	—	7.9	(20.4)
India - Service revenue	979	1,379	(29.0)	—	7.8	(21.2)
Excluding the impact of legal settlement:
Group - Service revenue	10,285	10,321	(0.3)	(1.0)	2.7	1.4
Germany - Service revenue	2,636	2,492	5.8	(4.0)	—	1.8
Germany - Fixed service revenue	1,135	992	14.4	(10.2)	—	4.2
Excluding the impact of regulation, German legal settlement and UK handset financing:
Group - Enterprise service revenue	3,054	3,071	(0.6)	0.5	2.2	2.1
Europe - Service revenue	7,691	7,593	1.3	(0.1)	0.5	1.7
UK - Service revenue	1,524	1,624	(6.2)	4.9	2.7	1.4
UK - Mobile service revenue	1,114	1,218	(8.5)	6.6	2.6	0.7
India - Service revenue	979	1,379	(29.0)	11.8	7.8	(9.4)

				Other activity (including	Foreign
	2017	2016	Reported	M&A)	exchange	Organic*
	€m	€m	%	pps	pps	%
Quarter ended 31 December 2017
Service revenue
Germany	2,564	2,505	2.4	0.1	—	2.5

Mobile service revenue	1,540	1,516	1.6	0.1	0.1	1.8
Fixed service revenue	1,024	989	3.5	—	—	3.5
Italy	1,324	1,330	(0.5)	0.1	—	(0.4)

Mobile service revenue	1,071	1,105	(3.1)	0.2	—	(2.9)
Fixed service revenue	253	225	12.4	—	(0.4)	12.0
UK	1,496	1,607	(6.9)	0.1	2.0	(4.8)

Mobile service revenue	1,138	1,227	(7.3)	0.1	2.0	(5.2)
Fixed service revenue	358	380	(5.8)	—	2.2	(3.6)
Spain	1,144	1,125	1.7	0.3	—	2.0
Other Europe	1,157	1,537	(24.7)	28.0	(0.4)	2.9

Of which: Ireland	236	236	—	0.3	0.1	0.4
Of which: Portugal	236	228	3.5	0.3	0.1	3.9
Of which: Greece	201	195	3.1	0.2	0.3	3.6
Eliminations	(36)	(41)
Europe	7,649	8,063	(5.1)	5.1	0.3	0.3

Mobile service revenue	5,427	5,887	(7.8)	6.2	0.3	(1.3)
Fixed service revenue	2,222	2,176	2.1	1.9	0.4	4.4
Vodacom	1,149	1,165	(1.4)	—	6.7	5.3

Of which: South Africa	878	896	(2.0)	—	6.9	4.9
Of which: International operations	267	256	4.3	—	6.1	10.4
Other AMAP	1,189	1,363	(12.8)	—	21.1	8.3

Of which: Turkey	520	581	(10.5)	—	23.7	13.2
Of which: Egypt	235	288	(18.4)	—	37.2	18.8
Of which: New Zealand	264	300	(12.0)	—	10.3	(1.7)
AMAP	2,338	2,528	(7.5)	—	14.3	6.8
Other	255	282
Eliminations	(53)	(18)
Total service revenue	10,189	10,855	(6.1)	3.9	3.3	1.1
Other revenue	1,608	1,384
Revenue	11,797	12,239	(3.6)	3.8	3.5	3.7

Other growth metrics
Group - Enterprise service revenue	2,999	3,238	(7.4)	5.6	2.2	0.4
Group - IoT revenue	187	170	10.0	7.1	1.7	18.8
South Africa - Data revenue	372	366	1.6	(0.1)	7.2	8.7
India - Revenue	1,067	1,453	(26.6)	—	3.6	(23.0)
India - Service revenue	1,063	1,450	(26.7)	—	3.6	(23.1)
Excluding the impact of legal settlement:
Germany - Service revenue	2,564	2,505	2.4	0.1	—	2.5
Germany - Fixed service revenue	1,024	989	3.5	—	—	3.5
Excluding the impact of regulation, German legal settlement and UK handset financing:
Group - Enterprise service revenue	2,999	3,238	(7.4)	6.8	2.2	1.6
Europe - Service revenue	7,649	8,063	(5.1)	6.7	0.3	1.9
UK - Service revenue	1,496	1,607	(6.9)	5.3	2.0	0.4
UK - Mobile service revenue	1,138	1,227	(7.3)	6.9	2.0	1.6
Spain - Service revenue	1,144	1,125	1.7	0.3	—	2.0
India - Service revenue	1,063	1,450	(26.7)	8.9	3.6	(14.2)

ADDITIONAL INFORMATION

Regional results for the year ended 31 March

	Revenue		Adjusted EBITDA		Adjusted operating profit		Capital additions		Operating free cash flow
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Europe
Germany	10,847	10,600	4,010	3,617	1,050	568	1,673	1,671	2,147	1,749
Italy	6,204	6,101	2,329	2,229	1,049	948	797	793	1,607	1,161
UK	7,078	6,925	1,762	1,212	168	(542)	889	950	408	57
Spain	4,978	4,973	1,420	1,360	163	180	863	746	628	344
Other Europe
Netherlands[1]	—	1,356	—	463	51	385	—	191	—	161
Portugal	1,014	985	359	329	61	41	197	279	152	6
Greece	874	851	275	250	96	75	116	117	171	155
Other	3,066	2,950	881	823	258	235	397	482	465	297
Eliminations	(13)	(14)	—	—	(1)	—	—	—	—	—
Other Europe	4,941	6,128	1,515	1,865	465	736	710	1,069	788	619
Eliminations	(160)	(177)	—	—	—	—	—	—	—	—
Europe	33,888	34,550	11,036	10,283	2,895	1,890	4,932	5,229	5,578	3,930

AMAP
Vodacom	5,692	5,294	2,203	2,063	1,594	1,381	763	736	1,453	1,347
Other AMAP
Turkey	2,845	3,052	644	646	270	215	309	336	251	301
Egypt	961	1,329	413	590	270	341	185	206	234	369
Other	1,964	2,100	497	555	319	301	235	253	240	277
Eliminations	—	(2)	—	—	—	—	—	—	—	—
Other AMAP	5,770	6,479	1,554	1,791	859	857	729	795	725	947
Eliminations	—	—	—	—	—	—	—	—	—	—
AMAP	11,462	11,773	3,757	3,854	2,453	2,238	1,492	1,531	2,178	2,294

Other	1,408	1,390	(56)	12	(132)	6	897	915	(755)	(597)
Eliminations	(187)	(82)	—	—	—	—	—	—	—	—
Group	46,571	47,631	14,737	14,149	5,216	4,134	7,321	7,675	7,001	5,627

India[2]	4,670	5,853	1,030	1,596	990	480	952	1,139	170	397

Notes:

1.           Vodafone Netherlands results up to 31 December 2016, after which it was merged with Ziggo to form VodafoneZiggo, a 50:50 joint venture, the results of which are included in Other Europe.

2.           In accordance with IFRS, the results of Vodafone India are classified as discontinued operations.

Service revenue – quarter ended 31 March

Group and Regions

	Group		Europe		AMAP
	2018	2017	2018	2017	2018	2017
	€m	€m	€m	€m	€m	€m

Mobile customer revenue	6,494	6,646	4,641	4,736	1,848	1,903
Mobile incoming revenue	486	518	335	346	155	173
Other service revenue	545	553	329	330	119	104
Mobile service revenue	7,525	7,717	5,305	5,412	2,122	2,180
Fixed service revenue	2,760	2,604	2,386	2,181	238	257
Service revenue	10,285	10,321	7,691	7,593	2,360	2,437
Other revenue	1,414	1,020	791	536	539	415
Revenue	11,699	11,341	8,482	8,129	2,899	2,852

	Growth
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Revenue	3.2	5.2	4.3	4.0	1.6	13.1
Service revenue	(0.3)	2.4	1.3	1.8	(3.2)	7.8

Operating Companies
	Germany		Italy		UK
	2018	2017	2018	2017	2018	2017
	€m	€m	€m	€m	€m	€m

Mobile customer revenue	1,317	1,320	906	919	967	1,060
Mobile incoming revenue	50	53	86	86	74	76
Other service revenue	134	127	59	64	73	82
Mobile service revenue	1,501	1,500	1,051	1,069	1,114	1,218
Fixed service revenue	1,135	992	254	229	410	406
Service revenue	2,636	2,492	1,305	1,298	1,524	1,624
Other revenue	162	149	228	202	221	7
Revenue	2,798	2,641	1,533	1,500	1,745	1,631

	Growth
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Revenue	5.9	6.0	2.2	2.4	7.0	5.7
Service revenue	5.8	5.9	0.5	0.7	(6.2)	(3.4)

	Spain		Vodacom		Discontinued operations: India
	2018	2017	2018	2017	2018	2017
	€m	€m	€m	€m	€m	€m

Mobile customer revenue	651	657	1,020	1,030	740	1,037
Mobile incoming revenue	35	40	42	43	124	202
Other service revenue	39	39	78	67	33	54
Mobile service revenue	725	736	1,140	1,140	897	1,293
Fixed service revenue	392	373	57	58	82	86
Service revenue	1,117	1,109	1,197	1,198	979	1,379
Other revenue	92	111	282	215	15	7
Revenue	1,209	1,220	1,479	1,413	994	1,386

	Growth
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Revenue	(0.9)	(0.7)	4.7	10.7	(28.3)	(20.4)
Service revenue	0.7	1.0	(0.1)	5.8	(29.0)	(21.2)

Notes:

*        All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. Organic growth is an alternative performance measures. See “Alternative performance measures” on page 34 for further details and reconciliations to the respective closest equivalent GAAP measure.

Reconciliation of adjusted earnings

	Reported		Discontinued operations	Adjustments[1]	Adjusted
Year ended 31 March 2018	€m		€m	€m	€m
Operating profit	4,299		—	(57)	4,242
Amortisation of acquired customer base and brand intangible assets	—		—	974	974
Non-operating income and expense	(32)		—	32	—
Net financing costs	(389)		—	(419)	(808)
Profit before taxation	3,878		—	530	4,408
Income tax credit/(expense)	879		—	(1,707)	(828)
Profit for the financial year from continuing operations	4,757		—	(1,177)	3,580
Loss for the financial year from discontinued operations	(1,969)		1,969	—	—
Profit for the financial year	2,788		1,969	(1,177)	3,580

Attributable to:
– Owners of the parent	2,439		1,969	(1,190)	3,218
– Non-controlling interests	349		—	13	362

Basic earnings per share	8.78	c			11.59	c

Note:

1.        Adjustments, further details of which are included on page 18, include €213 million of other income and expense, €156 million of restructuring costs, €419 million of investment income and financing costs and the recognition a of deferred tax asset of €1,603 million in Luxembourg due to higher interest rates.

	Reported		Discontinued operations	Adjustments[1]	Adjusted
Year ended 31 March 2017	€m		€m	€m	€m
Operating profit	3,725		—	(637)	3,088
Amortisation of acquired customer base and brand intangible assets	—		—	1,046	1,046
Non-operating income and expense	(1)		—	1	—
Net financing costs	(932)		—	70	(862)
Profit before taxation	2,792		—	480	3,272
Income tax expense	(4,764)		—	3,975	(789)
(Loss)/profit for the financial year from continuing operations	(1,972)		—	4,455	2,483
Loss for the financial year from discontinued operations	(4,107)		4,107	—	—
(Loss)/profit for the financial year	(6,079)		4,107	4,455	2,483

Attributable to:
– Owners of the parent	(6,297)		4,107	4,439	2,249
– Non-controlling interests	218		—	16	234

Basic (loss)/earnings per share	(22.51	)c			8.04	c

Notes:

1.        Adjustments, further details of which are included on page 18, include €1,052 million of other income and expense (which includes a €1.3 billion gain on the formation of the VodafoneZiggo joint venture in the Netherlands), €415 million of restructuring costs, €1,603 million of deferred tax charges arising from a revaluation of investments in Luxembourg, partially offset by a reduction in the deferred tax asset as a result of lower interest rates and €2,651 million following a reduction in the Luxembourg corporate tax rate.

OTHER INFORMATION

Definition of terms

Term	Definition
Adjusted EBIT

Operating profit excluding share of results in associates and joint ventures, impairment losses, amortisation of customer bases and brand intangible assets restructuring costs arising from discrete restructuring plans and other income and expense. The Group’s definition of adjusted EBIT may not be comparable with similarly titled measures and disclosures by other companies.

Adjusted EBITDA

Operating profit excluding share of results in associates and joint ventures, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses, restructuring costs arising from discrete restructuring plans and other income and expense. The Group’s definition of adjusted EBITDA may not be comparable with similarly titled measures and disclosures by other companies.

Adjusted operating profit	Group adjusted operating profit excludes impairment losses, restructuring costs, amortisation of customer bases and brand intangible assets and other income and expense.
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
Capital additions	Comprises the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments.
Converged customer	A customer who receives both fixed and mobile services (also known as unified communications) on a single bill or who receives a discount across both bills.
Customer costs	Includes acquisition costs, retention costs and expenses related to ongoing commissions.
Depreciation and other amortisation

The accounting charge that allocates the cost of a tangible or intangible asset to the income statement over its useful life. This measure includes the profit or loss on disposal of property, plant and equipment and computer software.

Direct costs	Direct costs include interconnect costs and other direct costs of providing services.
Enterprise	The Group’s customer segment for businesses.
Fixed service revenue	Service revenue relating to provision of fixed line (‘fixed’) and carrier services.
Free cash flow (pre-spectrum)

Operating free cash flow after cash flows in relation to taxation, interest, dividends received from associates and investments and dividends paid to non-controlling shareholders in subsidiaries, but before restructuring and licence and spectrum payments.

Free cash flow

Operating free cash flow after cash flows in relation to taxation, interest, dividends received from associates and investments, dividends paid to non-controlling shareholders in subsidiaries, restructuring payments and licence and spectrum payments. Free cash flow has been redefined during the year to include restructuring and licence and spectrum payments to ensure greater comparability with similarly titled measures and disclosures by other companies.

Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Internet of Things (‘IoT’)

The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enables these objects to collect data and exchange communications with one another or a database.

Mobile customer revenue

Represents revenue from mobile customers from bundles that include a specified number of minutes, messages or megabytes of data that can be used for no additional charge (‘in-bundle’) and revenues from minutes, messages or megabytes of data which are in excess of the amount included in customer bundles (‘out-of-bundle’). Mobile in-bundle and out-of-bundle revenues, previously disclosed separately, are now combined to simplify the presentation of the Group’s results.

Mobile service revenue	Service revenue relating to the provision of mobile services.
Net debt	Long-term borrowings, short-term borrowings and mark-to-market adjustments on financing instruments less cash and cash equivalents.
Next generation networks (‘NGN’)	Fibre or cable networks typically providing high-speed broadband over 30Mbps.
Operating expenses	Operating expenses comprise primarily sales and distribution costs, network and IT related expenditure and business support costs.
Operating free cash flow

Cash generated from operations after cash payments for capital additions (excludes capital licence and spectrum payments) and cash receipts from the disposal of intangible assets and property, plant and equipment, but before restructuring costs.

Organic growth

An alternative performance measure which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See “Alternative performance measures” on page 34 for further details.

Other revenue	Other revenue includes revenue from connection fees and equipment sales.
Regulation

Impact of industry specific law and regulations covering telecommunication services. The impact of regulation on service revenue in European markets comprises the effect of changes in European mobile termination rates and changes in out-of-bundle roaming revenues less the increase in visitor revenues.

Reported growth	Reported growth is based on amounts reported in euros as determined under IFRS.
Restructuring costs	Costs incurred by the Group following the implementation of discrete restructuring plans to improve overall efficiency.
RGUs	Revenue Generating Units describes the number of fixed line services taken by subscribers.
Roaming	Impact of European roaming, defined as the increase in visitor revenues less the increase in roaming costs and the decline in out-of-bundle roaming revenues.
Service revenue

Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls. See “Alternative performance measures” on page 34 for further details.

VGE	Vodafone Global Enterprise (VGE), which serves the Group’s biggest multi-national customers.

For definitions of other terms please refer to pages 218 to 220 of the Group’s annual report for the financial year ended 31 March 2017.

Copies of this document are available from the Company’s registered office at Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN. The preliminary results will be available on the Vodafone Group Plc website, vodafone.com/investor, from 16 May 2018.

Notes:

1.       References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Portrait, the Vodafone Speechmark, Vodafone Broken Speechmark Outline, Vodacom, Vodafone One, The future is exciting. Ready? and M-Pesa, are trademarks of the Vodafone Group. Other product and company names mentioned herein may be the trademarks of their respective owners.

2.       All growth rates reflect a comparison to the year ended 31 March 2017 unless otherwise stated.

3.       References to “Q3” and “Q4” are to the quarters ended 31 December 2017 and 31 March 2018, respectively, unless otherwise stated. References to the “second half of the year”, or “H2” are to the six months ended 31 March 2018 unless otherwise stated. References to the “year” or “financial year” are to the financial year ending 31 March 2018 and references to the “last year” or “prior financial year” are to the financial year ended 31 March 2017 unless otherwise stated.

4.       All amounts marked with an “*” represent “organic growth”, which presents performance on a comparable basis, both in terms of merger and acquisition activity as well as in terms of movements in foreign exchange rates.

5.       Vodacom refers to the Group’s interest in Vodacom Group Limited (‘Vodacom’) in South Africa as well as its subsidiaries, including its operations in the DRC, Lesotho, Mozambique and Tanzania.

6.       The financial results for India have been derived from our consolidated financial results and this may differ from Vodafone India’s financial statements prepared under Indian GAAP, Indian Accounting Standards or IFRS.

7.       Quarterly historical information, including information for service revenue, mobile customers, mobile churn, mobile data usage, mobile ARPU and certain fixed line and convergence metrics, is provided in a spread sheet available at vodafone.com/investor.

8.       This trading update contains references to our website. Information on our website is not incorporated into this update and should not be considered part of this update. We have included any website as an inactive textual reference only.

Forward-looking statements

This report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to, statements with respect to: expectations regarding the Group’s financial condition or results of operations and the guidance for adjusted EBITDA, free cash flow (pre-spectrum), operating expenses and capital intensity for the financial year ending 31 March 2019; prospects for the 2019 financial year; expectations for the Group’s future performance generally, including growth and capital expenditure; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive position and macroeconomic pressures, spectrum auctions and awards, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently including the rollout of TV in the United Kingdom and the adoption of NGN broadband within Vodafone’s European footprint; expectations regarding free cash flow, foreign exchange rate movements and tax rates; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses including in respect of the acquisition of Liberty Global’s cable assets and the expected synergies and cost and capex savings; expectations regarding MTR rates in the jurisdictions in which Vodafone operates; expectations regarding Vodafone India including in respect of the merger with Idea Cellular, the outcome and impact of regulatory and legal proceedings involving Vodafone and of scheduled or potential legislative and regulatory changes, including approvals, reviews and consultations.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” ,”prepares” or “targets” (including in their negative form or other variations). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: external cyber attacks, insider threats or supplier breaches; general economic and political conditions of the jurisdictions in which the Group operates and changes to the associated legal, regulatory and tax environments; increased competition; increased disintermediation; levels of investment in network capacity and the Group’s ability to deploy new technologies, products and services; rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; the Group’s ability to generate and grow revenue; a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; the Group’s ability to expand its spectrum position, win 3G and 4G allocations and realise expected synergies and benefits associated with 3G and 4G; the Group’s ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets; changes in the costs to the Group of, or the rates the Group my charge for, terminations and roaming minutes; the impact of a failure or significant interruption to the Group’s telecommunications, networks, IT systems or data protection systems; the Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, franchises, brand licences, platform sharing or other arrangements with third parties; acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; the Group’s ability to integrate acquired business or assets; the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition; a developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; the Group’s ability to satisfy working capital requirements; changes in foreign exchange rates; changes in the regulatory framework in which the Group operates; the impact of legal or other proceedings against the Group or other companies in the communications industry and changes in statutory tax rates and profit mix.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Principal risk factors and uncertainties” in the Group’s annual report for the financial year ended 31 March 2017. The annual report can be found on the Group’s website (vodafone.com/investor). All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Any forward-looking statements are made of the date of this presentation. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

For further information:
Vodafone Group Plc
Investor Relations	Media Relations
Telephone: +44 7919 990 230	www.vodafone.com/media/contact

Copyright © Vodafone Group 2018

-ends-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 16, 2018	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary